UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 15, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with Investor Update 2020 held on December 15, 2020.

Media Release Zurich, December 15, 2020

2020 Investor Update

Accelerating growth in strategic business areas, continuing to deliver for our stakeholders

HIGHLIGHTS

-	Planning significant investments to deliver on our growth ambitions:
o	Investment priorities for Wealth Management-related businesses: expand coverage base, enhance client offering, drive business growth
o	Investment priorities for global investment banking businesses: drive Global Trading Solutions (GTS), expand Investment Bank offering, invest in M&A
o	Infrastructure investments: enhance IT platforms, invest in cloud and automation, drive regulatory agenda
-	Sustainability ambitions:
o	Establish new Sustainability Advisory Committee at the Board of Directors level
o	Commit to develop Science Based Targets within the next 24 months, including our commitment to align our operations and financing to net zero emissions over the coming decades
o	Align our financing with the Paris Agreement objective of limiting global warming to 1.5° C
o	Reposition our portfolio to mobilize capital towards our clients’ transitions
-	Financial ambitions:
o	Increase Wealth Management-related pre-tax income from CHF 4.0 billion in 9M20 LTM, on an adjusted basis and excluding significant items*, to CHF 5.0 billion to CHF 5.5 billion in 2023
o	Reconfirm medium-term ambition of a Return on Tangible Equity (RoTE) of 10% to 12%
o	Operate with a CET1 ratio of at least 12.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic
o	Continue to accrue for at least 5% dividend growth per annum, including with respect to the planned 2020 dividend compared to CHF 0.2776 per share paid this year
o	Intend to restart share buybacks in January 2021 of up to CHF 1.5 billion, with at least CHF 1.0 billion, for the full year, subject to market and economic conditions

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented:

“Today, we are outlining our ambitious and achievable growth agenda for 2021 and beyond, including broad-based investment initiatives to accelerate growth in our Wealth Management-related businesses and our Investment Bank, with a commitment to placing Sustainability and our new SRI function at the heart of our strategy. We continue to believe wealth management is one of the most attractive segments in financial services, notably in Asia Pacific, and we also expect to further expand the connectivity between our Investment Bank and the Wealth Management-related divisions. Together, these initiatives should allow us to deliver on our medium-term ambition of an RoTE of 10% to 12% in a normalized environment, subject to market and economic conditions, while maintaining a strong balance sheet.”

Media Release Zurich, December 15, 2020

Zurich, December 15, 2020 – We will today update investors and analysts on the progress we have made in 2020, and outline how we intend to drive and accelerate growth across key strategic business areas in 2021 and beyond. We will also detail how we intend to continue supporting our clients by striving for excellence through our leading franchises, across all geographies, and how we expect to continue to deliver value for our shareholders.

SUMMARY – 2020 ACHIEVEMENTS

In 9M20, our strategy as a leading Wealth Manager with strong global Investment Banking capabilities enabled us to deliver resilient results. In Wealth Management, we continued to apply a balanced approach between Mature and Emerging Markets, amplifying our position as the ‘Bank for Entrepreneurs’ focusing on the UHNWI segment, as a core strength, and building out our regional Wealth Management model with continued proximity to our clients. In the Investment Bank, we built on the strong momentum of our newly integrated global division, which is more diversified, more balanced and less volatile, and further strengthened our connectivity to Wealth Management.

Despite absorbing provision for credit losses of CHF 958 million and significant foreign exchange headwinds, we recorded pre-tax income of CHF 3.6 billion in 9M20, up 1% year on year, and net income attributable to shareholders of CHF 3.0 billion, up 18%, with continued underlying momentum in our Wealth Management businesses, as well as a strong performance in our global investment banking businesses. Net revenues were CHF 17.2 billion, up 5% year on year, while total operating expenses of CHF 12.7 billion remained flat, reinvigorating operating leverage. On an adjusted basis, excluding significant items*, pre-tax income was CHF 3.5 billion, up 10% year on year, driven by higher adjusted net revenues, excluding significant items*, of CHF 16.8 billion, up 6%, and lower adjusted* total operating expenses of CHF 12.3 billion, down 2%.

Our RoTE for 9M20 was 9.8% and our capital position at the end of 3Q20 remained strong, with a CET1 ratio of 13.0% compared to 12.5% at the end of 2Q20. Our Tier 1 leverage ratio was 6.3%1 at the end of 3Q20, up from 6.2%2 at the end of 2Q20.

With regard to 4Q20, we would note that business performance so far has followed similar year-on-year trends as we saw in 3Q20. In our Wealth Management businesses, stronger year-on-year transactional activity, particularly in Asia, is partly offsetting the adverse FX translational impact resulting from the strengthening of the Swiss Franc and some pressure on net interest income. Our Investment Bank continues to perform well, with revenues ahead of 4Q19, in both USD and CHF terms. Results for the current quarter will also be impacted by the expected impairment relating to York Capital Management and the updated assessment of RMBS-related provisions as we have previously disclosed.

In a year that has been significantly impacted by the global COVID-19 pandemic, we have managed our businesses carefully with the aim of continuing to deliver value for all of our stakeholders. Our key achievements in 9M20 include, but are not limited to:

Media Release Zurich, December 15, 2020

-
More than 90% of employees feel well-supported and informed by management’s response to the COVID-19 pandemic[3], which included free antibody testing to employees and extended paid family leave in locations with closed schools

-	Leadership in the design and execution of the COVID-19 program sponsored by the Swiss government that ultimately provided CHF 17 billion in financing to Swiss SMEs until its expiration end-July 2020
-	Market share gains across various private banking and investment banking products
-	Leveraged technology for client engagement, supporting clients’ increasing financing needs and developing innovative Private Markets and Sustainability products
-	Successful execution of key strategic initiatives with expected gross savings of approximately CHF 400 million to CHF 450 million from 2022 onwards
-	Managed leadership transition and announced Chairman designate, António Horta-Osório, to be proposed for election at the next Annual General Meeting on April 30, 2021
-	Paid full 2019 dividend, accruing for 2020 dividend and confirming our 2021 dividend and share buyback plan

Building on our foundation of success, we today announce a clear growth agenda over the medium-term:

ACCELERATING GROWTH IN WEALTH MANAGEMENT-RELATED BUSINESSES

As we expect global wealth to grow faster than GDP by 20244, we continue to believe wealth management is one of the most attractive segments in financial services. As the award-winning5 ‘Bank for Entrepreneurs’, we intend to further invest in our leading wealth management franchises; to build out our market position in growth areas such as Emerging Markets, where wealth is expected to grow by 11% per annum6; to continue to focus on UHNWIs, as they are the most profitable and fastest growing wealth segment7; and to further deepen collaboration between our Wealth Management-related businesses and our global Investment Bank.

Building on our 9M20 performance, with total Wealth Management net revenues of CHF 7.4 billion, flat year on year, and adjusted net revenues excluding significant items, at constant foreign exchange rates*, of CHF 7.6 billion, up 6% year on year, we intend to grow our overall Wealth Management-related pre-tax income to between CHF 5.0 billion and CHF 5.5 billion in 2023, which would represent a compound annual growth rate (CAGR) of approximately 10%. Specifically, in Wealth Management, we aim to capture growth opportunities by growing client business volume8; attracting NNA9; extending lending10; deepening mandate penetration; growing Private Markets; accelerating digital transformation; and strengthening collaboration with the Investment Bank. In Asset Management, we expect a significant turnaround in 2021 and will focus on our strategic priorities, by continuing to scale market-leading franchises; expanding Alternatives, Alternatives-lite and Private Market offerings; accelerating the focus on ESG; and leveraging Wealth Management for distribution.

We intend to achieve this through targeted growth investments and focused execution, while delivering on our medium-term ambition of a Return on Regulatory Capital (RoRC) of 20% to 25% in our Wealth Management-related businesses, and, within that, greater than 40% for Asset Management, specifically.

Media Release Zurich, December 15, 2020

Key investment priorities for Wealth Management-related businesses include:

-	Expand coverage base
o	Pursue selective strategic relationship manager hires and team lift-outs
o	Expand product specialists to drive client activation
o	Strengthen EMEA mid-market advisory coverage
-	Enhance client offering
o	Invest in integrated lending solution delivery
o	Deepen UHNW offering focused on sustainable solutions and Private Markets
o	Build on recently launched CSX digital banking offering
-	Drive business growth
o	Deepen onshore footprint in faster growing markets
o	Accelerate onshore China build-out
o	Deliver Wealth Management platform transformation
o	Scale existing business, e.g. Asset Management

The initiatives are estimated to have a 2021 incremental cost impact of CHF 100 million to CHF 150 million.

DRIVING SUSTAINABLE INVESTMENT BANKING RETURNS

Building on our 9M20 performance, with total global investment banking revenues of USD 7.8 billion, up 20% year on year, and a strong position in the market, with a number 1 rank in IPOs11 and a top 5 rank in announced M&A12, we intend to focus on enhancing our existing diversified model by continuing to drive integration and search for growth opportunities by expanding our global Investment Bank offering.

In July 2020, we announced the establishment of a global Investment Bank division, bringing together the former Investment Banking and Capital Markets (IBCM) and Global Markets (GM) divisions as well as Asia Pacific (APAC) Markets. Driven by a diversified franchise that continues to focus on generating returns – with more than 75% of revenues in our global Investment Bank being generated by our top 6 franchises – we also intend to further drive efficiency and effectively manage risk.

For the post COVID-19 market environment, we believe we are well positioned across our M&A and Capital Markets franchises, our Equity and Credit sales & trading businesses, and our more tailored offering in Macro products. Additionally, we also intend to continue driving connectivity to our Wealth Management-related businesses, particularly through GTS and the newly established mid-market M&A and advisory team in International Wealth Management (IWM). Finally, we intend to continue investing in our market-leading businesses across Equities, Fixed Income and Banking.

By focusing on the execution of these strategic priorities, we intend to deliver on our medium-term RoRC ambition of 10% to 15% for the global Investment Bank.

Media Release Zurich, December 15, 2020

Key investment priorities for the Investment Bank include:

-	Drive GTS
o	Expand financing and structured credit solutions in select markets
o	Capitalize on a streamlined, unified platform to enhance delivery of institutional-style solutions to Wealth Management clients
o	Expand Investment Bank Markets offering for sophisticated UHNW clients
-	Expand Investment Bank offering
o	Grow Asset Finance and private credit financing
o	Build on our proprietary cross-asset electronic execution capabilities
o	Invest in onshore China platform
-	Invest in M&A
o	Deliver ESG advisory focused on energy transition
o	Expand industry coverage to grow share including focus on Technology and Healthcare
o	Grow sponsor led M&A share and Private Markets opportunity

The initiatives are estimated to have a 2021 incremental cost impact of approximately CHF 50 million.

ADDING INCREMENTAL INFRASTRUCTURE ENHANCEMENT INVESTMENTS

In addition to the planned investments in our Wealth Management-related businesses and the Investment Bank as described above, we intend to make significant incremental investments in our infrastructure.

Key investment priorities for infrastructure include:

-	Enhance IT platforms
o	Enhance IT platforms across international locations
o	Drive further standardization across core platforms
o	Build-out data analytics
-	Invest in cloud and automation
o	Build-out cloud and cyber security
o	Drive digitalization and automation to improve productivity
o	Enhance digital front-to-back and end-to-end client onboarding
-	Drive regulatory agenda
o	Invest in climate risk platform
o	Deliver Basel IV requirements
o	Leverage scalable data platform across Chief Risk and Compliance Officer (CRCO) function

These initiatives are estimated to have a 2021 incremental cost impact of CHF 150 million to CHF 200 million.

Media Release Zurich, December 15, 2020

DELIVERING ON SUSTAINABILITY ASPIRATIONS

Building on our progress in the last few years, in July 2020 we announced the creation of our unique Executive Board-level function, Sustainability, Research & Investment Solutions (SRI), under the leadership of Lydie Hudson, to express our commitment to becoming a leader in Sustainability in the financial industry, across our Wealth Management-related and Investment Bank franchises. Going forward, this should allow us to drive a cohesive approach and to meet the evolving needs of our clients, investors, employees and society in general. Furthermore, we established a dedicated Board of Directors mandate by naming Iris Bohnet as the Board of Directors Sustainability Leader on the Group Board of Directors in order to enable the integration of the bank’s Sustainability agenda. Furthermore, by naming Sustainability leaders in each division and function, we have created a mechanism to implement our Sustainability strategy across our firm.

Today, we further detail our Sustainability ambitions, intending to integrate Sustainability in how we work with clients and across our operations. Our plans include launching new, innovative ESG products, services and advisory capabilities for clients, as well as taking action with and aiding our clients with their transition journey, which became even more critical given the COVID-19 disruption. Additionally, we aim to become a leading voice in ESG Research, and be a standard setter through partnerships with industry groups and NGOs in the fragmented ESG ecosystem. Finally, we will strive to establish best-in-class governance and disclosures for maximum transparency.
Explicitly, we intend to:

-	Drive our own transition
o
Commitment to develop Science Based Targets within the next 24 months, including our commitment to achieve net zero emissions from our financing no later than 2050, with intermediate emissions goals for 2030

o	Align our financing with the Paris Agreement objective of limiting global warming to 1.5° C
-	Adapt our culture
o	Establish a new Board of Directors’ Sustainability Advisory Committee, including external experts in the field, to cover our ESG strategy and execution
o	Reflect our overall Sustainability ambitions across our conduct and culture efforts, including a refined Diversity & Inclusion strategy
-	Deliver sustainable investment solutions
o	Aim for sustainable investment solutions to be at the core of our offering to wealth management and institutional clients
o	Reposition our portfolio to mobilize capital towards our clients’ transitions

Media Release Zurich, December 15, 2020

SUMMARY OF FINANCIAL AMBITIONS OUTLINED AT THE 2020 INVESTOR UPDATE
  Aim to increase Wealth Management-related pre-tax income to CHF 5.0 billion to CHF 5.5 billion in 2023, supporting our medium-term ambition of an RoTE of 10% to 12%
  Expect adjusted operating expenses of CHF 16.2 billion to CHF 16.5 billion for 2021, reducing expenses through the restructuring measures announced in July 2020 and ongoing productivity improvements, enabling the funding of incremental investments of up to CHF 600 million, primarily in Wealth Management and in China, as well as in our IT infrastructure
  Operate with a CET1 ratio of at least 12.5% and a Tier 1 ratio in excess of 17.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic
  Continue to accrue for at least 5% dividend growth per annum, including with respect to the planned 2020 dividend compared to CHF 0.2776 per share paid this year
  Intend to restart share buybacks in January 2021 of up to CHF 1.5 billion, with at least CHF 1.0 billion for the full year, subject to market and economic conditions

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

James Quinn, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

The 2020 Investor Update media release and the CEO and CFO presentations are available to download from 07:00 CET / 06:00 GMT / 01:00 EST today at: https://www.credit-suisse.com/about-us/en/events/investor-day-2020.html. Additional presentations will be available to download at 12:30 CET / 11:30 GMT / 06:30 EST today.

Media Release Zurich, December 15, 2020

Dial in details
Time	13:00 CET / 12:00 GMT / 07:00 EST
Follow all presentations and the Q&A	You can follow the 2020 Investor Update either through webcast or telephone, from 13:00 CET / 12:00 GMT / 07:00 EST to 17:45 CET / 16:45 GMT / 11:45 EST.
Asking questions in the Q&A
Questions can be asked by investors and analysts only, and solely through telephone. Those who are dialed in through both, webcast and telephone, please mute your webcast when asking a question on the telephone.

Access
The webcast will be accessible through this link. For the telephone, please use:

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USA Free Call +1 866 276 89 33

When dialing in please ask for the “Credit Suisse Investor Update”.

Conference ID: 1789159

Note	Due to the large volume of calls expected, we strongly recommend that you dial in 15 minutes before the start of the Q&A session. All presentations will be given in English.
Replay
Telephone replay available approximately 2 hours after the event, until Friday, December 25, 2020, 22:00 CET / 21:00 GMT / 16:00 EST.

International Dial in: +44 3333 00 97 85
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Replay ID: 1789159

Media Release Zurich, December 15, 2020

* Refers to adjusted results, results excluding significant items and results on a constant foreign exchange rate basis as applicable. Results excluding items included in our reported results are non-GAAP financial measures. For further details and a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

Footnotes

1 For 3Q20 and 2Q20, leverage exposure excludes CHF 110 billion and CHF 104 billion, respectively, of central bank reserves, after adjusting for the dividends paid in 2020 as required by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for 3Q20 and 5.5% for 2Q20.
2 For 3Q20 and 2Q20, leverage exposure excludes CHF 110 billion and CHF 104 billion, respectively, of central bank reserves, after adjusting for the dividends paid in 2020 as required by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for 3Q20 and 5.5% for 2Q20.
3 Internal pulse survey completed in June 2020
4 IMF, GDP at current prices based on PPP; and Oliver Wyman; UHNWI defined as individuals with personal financial assets above USD 100 million
5 PWM and The Banker magazine, Best Private Bank for Entrepreneurs award 2020
6 Oliver Wyman; CAGR 2020 to 2024; total financial wealth of households with >USD 1 million wealth
7 Oliver Wyman; UHNWI defined as individuals with personal financial assets above USD 100 million
8 Excluding estimated cumulative FX impact
9 Excluding estimated cumulative FX impact
10 Excluding estimated cumulative FX impact
11 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume
12 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume

Abbreviations
APAC – Asia Pacific; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CAGR – compound annual growth rate; CEO – Chief Executive Officer; CET1 – common equity tier 1; CFO – Chief Financial Officer; CHF – Swiss francs; C&IC – Corporate & Institutional Clients; CRCO – Chief Risk and Compliance Officer; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EMEA – Europe, Middle East, Africa; ESG – environmental, social and corporate Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – foreign exchange; GAAP – generally accepted accounting principles; GDP – gross domestic product; GTS – Global Trading Solutions; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – Initial Public Offering; IT – information technology; ITS – International Trading Solutions; IWM – International Wealth Management; LTM – last twelve months; M&A – Mergers & Acquisitions; NNA – net new assets; NGO – non-governmental organization; PB – Private Banking; PC – Private Clients; PPP – Purchasing Power Parity; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SME – Small and Medium Enterprises; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; YTD – year-to-date; UHNW(I) – ultra high-net-worth individual; US – United States; USD – US dollar.

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Media Release Zurich, December 15, 2020

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity (a non-GAAP financial measure) is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholder’s equity (a non-GAAP financial measure) is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 million and other intangible assets of CHF 256 million from total shareholders’ equity of CHF 45,740 million as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Foreign exchange impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot foreign exchange rate. The respective amounts are then converted back to CHF applying the average 2019 foreign exchange rate from the period against which the foreign exchange impact is measured. Average foreign exchange rates apply a straight line average of monthly foreign exchange rates for major currencies.

Client business volume is a broader measure than assets under management as it includes custody assets and net loans.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 capital, CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.

Mandate penetration reflects advisory and discretionary mandate volumes as a percentage of assets under management, excluding those from the external asset manager business.

Generic references to profit and costs in this document refer to pre-tax income and operating expenses, respectively. References to Wealth Management mean SUB PC, IWM PB and APAC or their combined results. References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Media Release Zurich, December 15, 2020

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	9M20	9M19
Adjusted results excluding signficant items (CHF million)
Net revenues	17,168	16,294
Real estate gains	0	(105)
Adjusted net revenues	17,168	16,189
of which gain related to InvestLab transfer	268	327
of which Pfandbriefbank gain	134	0
Adjusted net revenues excluding significant items	16,766	15,862
Provision for credit losses	958	178
Total operating expenses	12,655	12,610
Restructuring expenses	(107)	–
Major litigation provisions	(231)	(63)
Expenses related to real estate disposals	(23)	(51)
Adjusted total operating expenses	12,294	12,496
Income before taxes	3,555	3,506
Total adjustments and significant items	(41)	(318)
Adjusted income before taxes excluding significant items	3,514	3,188

Appendix
Reconciliation of adjustment items
Wealth Management- related
in	9M20 LTM
Adjusted results excluding significant items (CHF million)
Net revenues	14,598
Real estate gains	(138)
Adjusted net revenues	14,460
of which gain related to InvestLab transfer	268
of which related to SIX revaluation	498
of which Pfandbrief gain	134
Adjusted net revenues excluding significant items	13,560
Provision for credit losses	593
Total operating expenses	9,035
Restructuring expenses	(72)
Major litigation provisions	14
Expenses related to real estate disposals	(14)
Adjusted total operating expenses	8,963
Income before taxes	4,970
Total adjustments and significant items	(966)
Adjusted income before taxes excluding significant items	4,004
Reconciliation of adjustment items
	Wealth Management
in	9M20	9M19
Adjusted net revenues excluding significant items and FX impact (CHF million)
Net revenues	7,449	7,492
of which real estate gains	0	130
of which gain related to InvestLab transfer	40	229
of which Pfandbriefbank gain	134	0
of which FX impact	(315)	0
Adjusted net revenues excluding significant items and FX impact	7,590	7,133

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

   Thomas Gottstein, Chief Executive OfficerDecember 15, 2020  Credit Suisse Investor Update 2020Strategic perspectives

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

The Credit Suisse Executive Board



Thomas Gottstein
Chief Executive Officer

Business divisions



Brian Chin
CEO Investment Bank



André Helfenstein
CEO Swiss Universal Bank



Helman Sitohang
CEO Asia Pacific



Philipp Wehle
CEO International Wealth Management

Corporate Functions



Romeo Cerutti
General Counsel



Lydie Hudson
CEO Sustainability, Research & Investment Solutions



David Mathers
Chief Financial Officer



Antoinette Poschung
Global Head of Human Resources



James Walker
Chief Operating Officer



Lara Warner
Group Chief Risk and Compliance Officer

CREDIT SUISSE
Strategic perspectives
December 15, 2020
3

   4  December 15, 2020  Agenda  2021 and beyond: A new era for Credit Suisse with a clear growth agenda  4  Credit Suisse achievements in 2020  3  The year 2020 and COVID-19: A macro and banking sector perspective  2  Our strategic vision and our financial ambitions  1

       5  December 15, 2020  My core beliefs  Credit Suisse has a rich history, a strong brand and a powerful, entrepreneurial culture……with a defined purpose and a clear strategy, which in combination with our global talent pool, positions us well for the futureDelivering best-in-class client service is the key to long-term successI strongly believe in partnership, inclusion and diversityWe are fully determined to invest in growth and in technology across all our divisions……without losing sight of strong governance, compliance as well as cost and risk disciplineMistakes can and will always happen but we have no tolerance for unprofessional behaviorMy management team and I want to be transparent and to proactively address legacy issues, thereby avoiding surprisesI want Credit Suisse to become a sustainability leaderMy primary objective is to deliver shareholder value and deliver an RoTE in excess of our Cost of Capital

   6   We build lasting valueby serving our clients with care and entrepreneurial spirit.  December 15, 2020  Who we are: Credit Suisse Purpose Statement

   7  December 15, 2020  What we stand for: Connecting Purpose to Values              Inclusion    Meritocracy    Partnership    Accountability    Client focus    Trust

We have a clear strategy

A leading Wealth Manager…

- Balanced approach between Mature and Emerging Markets
- Bank for Entrepreneurs focused on UHNWI as core strength
- Regional Wealth Management model with proximity to clients

…with strong global Investment Banking capabilities

- Diversified, balanced and integrated Investment Bank
- Close connectivity to Wealth Management

Capital allocation:



~1/3
IB
~2/3
WM1

Going forward: Invest most of marginal capital generated[2] into Wealth Management

1 Includes SUB, IWM, APAC and Corp. Ctr. 2 Post dividends, share buybacks and potential impact from RWA methodology changes

CREDIT SUISSE
Strategic perspectives
December 15, 2020
8

The strategic journey of Credit Suisse

Restructuring phase

- Restructuring and de-risking of Global Markets
- Exit from sub-scale US PB brokerage model
- Two capital raises totaling ~CHF 10 bn[1]
- Addressed several legacy issues
- Significant regulatory RWA inflation[2] of CHF 31 bn

Post-restructuring phase

- Leadership transition
- Management actions / structural refinements
- Further progress with legacy issues
- Incremental CHF 22 bn of regulatory RWA inflation[2,3]

COVID-19

Growth phase

- Accelerate growth in WM
- Sustainable, profitable growth in the IB
- Becoming an ESG leader
- Proactively invest in growth
- Delayed implementation of Basel III reforms

Improvement in adjusted pre-provision profit

in CHF bn, excluding significant items



RoTE ambition
10-12%[5]
5.2
2.4
0.9
3.0
4.4
4.5
5.4
2014
2015
2016
2017
2018
2019
2020 Consensus[4]
2021 Ambition
2022 Ambition
2023 Ambition

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Net of fees and taxes 2 Includes RWA increase from external model and parameter updates as well as external methodology and policy changes 3 Includes expected ~CHF 3 bn of RWA inflation in 4Q20 due to external methodology changes (mainly from the phase-in of SA-CCR) 4 Based on Consensus Summary published by Credit Suisse Group on October 21, 2020 and available on the Credit Suisse website. Calculated by deducting real estate (gains)/losses and total operating expenses (excluding restructuring expenses and litigation provisions) from net revenues, all as shown in the published Consensus Summary, and further deducting gains of CHF 134 million related to the equity investment revaluation of Pfandbriefbank and CHF 268 million related to the transfer of InvestLab. Consensus data is used solely for illustrative purposes. Actual results may differ significantly. Does not reflect expected post-tax impact from the York impairment in 4Q20 and still to be determined RMBS-related provisions 5 Reported Return on Tangible Equity

CREDIT SUISSE Strategic perspectives December 15, 2020 9

Our strategy can deliver 10-12% medium-term RoTE ambition

Illustrative RoTE‡ development

based on CHF



8.5%
~(140) bps
~190-210 bps
~120 bps
~10%
Macroeconomic uncertainty, primarily credit provisions
~100 bps
Wealth Management-related PTI of CHF 5.0-5.5 bn in 2023
~50 bps
10-12%
2020E Consensus[1]
Significant items and tax rate[2,3]
Credit provision normalization[4] and NII headwinds
Cost savings net of reinvestments & reduced Corporate Center loss[5]
2021E Normalized performance
2021E
Wealth Management-related growth
Investment Bank
2022 and beyond
Before York impairment and an updated assessment of RMBS-related provisions

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Based on Consensus Summary published by Credit Suisse Group on October 21, 2020 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly. Does not reflect expected post-tax impact from the York impairment in 4Q20 and still to be determined RMBS-related provisions 2 Includes PTI impact of CHF 268 mn from the gain related to the second tranche of the InvestLab transfer and CHF 134 mn from the gain related to Pfandbriefbank in 2020 3 Normalized tax rate assumption for 2021 of 25% 4 Assumes normalized provision for credit losses based on average annual provision for credit losses from 2015-2019 vs. 2020 consensus 5 Includes gross cost savings, certain reinvestments and other cost adjustments

CREDIT SUISSE Strategic perspectives December 15, 2020 10

   11  December 15, 2020  Agenda  2021 and beyond: A new era for Credit Suisse with a clear growth agenda  4  Credit Suisse achievements in 2020  3  The year 2020 and COVID-19: A macro and banking sector perspective  2  Our strategic vision and our financial ambitions  1

While there is near-term economic uncertainty…



Uneven economic recovery post-COVID
Real GDP - 2017 rebased to 100
130
120
110
100
90
APAC1
2017
2018
2019
2020E
2021E
2022E



Rates likely to remain lower-for-longer
1 year forward interest rate2, in %
4.0
3.0
2.0
1.0
-
(1.0)
3M
6M
1Y
2Y
3Y
4Y
5Y



Swiss Franc has significantly appreciated in 2020
USD/CHF development
1.05
1.00
0.95
0.90
0.85
1H19
2H19
1H20
2H20



Equity markets have recovered
MSCI World, 2019 rebased to 100
140
120
100
80
1H19
2H19
1H20
2H20

Source: IMF WEO (October 2020), Bloomberg, as of December 11, 2020
1 Developing and Emerging Asia 2 1-year forward rates at various points in time in respective currencies

CREDIT SUISSE Strategic perspectives December 15, 2020 12

     …notably in the banking sector…  13  December 15, 2020  Source: Bloomberg, as of December 11, 20201 KBW Banks Index members 2 Stoxx Europe 600 Banks Index members  COVID economic impact has led to elevated credit losses…Provision for credit loss as % of average gross loans  1  2  ...while lower rates have weighed on net interest incomeNet interest income, in EUR & USD bn  ...have also weighed on bank share prices Indexed at beginning of 2019  Restrictions on bank dividends…Dividend yield      1  2  1  2  2012  2014  2016  2018  2020E  2022E  2012  2014  2016  2018  2020E  2022E  2012  2014  2016  2018  2020E  2022E  1  2  MSCI World  1H19  2H19  1H20  2H20

   14  December 15, 2020  …Wealth Management continues to be one of the most attractive segments in financial services  Source: Oliver Wyman 1 CAGR 2020-2024; total financial wealth of households with >USD 1 mn wealth  Global wealth expected to increase by USD 25 trn by 2024Total financial wealth of households with >USD 1 mn wealth, in USD trn    Global wealth expected to grow faster than GDP  Emerging Markets wealth expected to grow 11% p.a.1, driven by entrepreneurs   UHNW is the most profitable and fastest growing wealth segment         7%CAGR  7%CAGR          2020  2024  2019  2016

APAC continues to be the fastest-growing region and Credit Suisse is particularly focused on capturing this opportunity

APAC key stats



~56%
of world population[1]

GDP growing at 8% p.a.
vs 6% globally until 2024[2]

UHNWI wealth growing at 11% p.a.
vs 8% globally until 2024[3]

291 billionaires
~30% of global top 1,000[4]

~20% of Credit Suisse total net revenues
vs ~12% for global peers[5]

Top 2 Private Bank[6]
with USD 361 bn of Client Business Volume[7]

Top #3 IBCM SoW[8]

Acceleration of investments across the region
(e.g. China onshore, South East Asia, India)

1 World Bank, 2019 2 IMF WEO (October 2020), GDP at current prices based on PPP 3 Oliver Wyman; UHNWI defined as individuals with personal financial assets above USD 100 mn 4 Credit Suisse Wealth Report 2020, out of top 1,000 Forbes billionaires 5 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management; as of 3Q20, average for peers includes Citi, UBS, MS, GS, as of 3Q20 and JPM and BofA as of 2019 6 Asia Private Banker 2019 AuM league table 7 As of 3Q20 8 Dealogic 2020 YTD as of December 11, 2020 (APAC excl. Japan and onshore China among international banks)

CREDIT SUISSE Strategic perspectives December 15, 2020 15

   16  December 15, 2020  Investment banking revenues have rebounded in 2020; our business is well-positioned for the post-COVID environment   Investment banking market revenue pool in USD bn  Banking  Equity S&T  227  Coalition 4Q Forecast  Credit  Macro  Revenue pool outlook  Source: Coalition Global Revenue Pool analysis as of November 30, 2020. Revenue pools analyzed according to Coalition standard taxonomy          Banking  Equity S&T  Credit  Macro  M&A recovery; Capital Markets shift towards Lev Loans, lower IG DCM  Steady Equity S&T  Normalized Credit environment with improvement in SP  Normalized Macro environment

   17  December 15, 2020  Agenda  2021 and beyond: A new era for Credit Suisse with a clear growth agenda  4  Credit Suisse achievements in 2020  3  The year 2020 and COVID-19: A macro and banking sector perspective  2  Our strategic vision and our financial ambitions  1

   18  December 15, 2020  Reinvigorated positive operating leverage  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. Growth percentages are calculated on the non-rounded results found in the Appendix  Pre-provision profit  Operating expenses  Net revenues  9M17  9M18  9M19  9M20  13.3  12.5  12.5  12.3  15.7  16.0  15.9  16.8  2.4  3.5  3.4  4.5  Group adjusted results excl. significant itemsin CHF bn  +6%  (2)%  9M20 vs. 9M16  (14)%  +3.9 bn  +13%  0.6  9M16  14.2  14.9

     19  December 15, 2020  Increasing RoTE despite high credit provisions  ‡ RoTE is a non-GAAP financial measure, see Appendix1 Provision for credit losses related to loans held at amortized cost (annualized) as % of average gross loans held at amortized cost 2 For the period 2010-9M20  Return on tangible equity‡based on CHF  Provision for credit lossesin CHF mn  252  210  245  324  1,104  2016  2017  2018  2019  9M20LTM  258 Average  ~4x    PCL ratio1in bps  10  7  7  10  41  Through-the-cycle <10 bps2

       20  December 15, 2020  We have a strong balance sheet  Rating upgraded  Aa31stable  December 2020  December 2020  Rating upgraded  A+2stable  CET1 capitalin CHF bn  CET1 ratio  2016  2017  2018  2019  3Q20            1 Refers to Credit Suisse AG long-term senior unsecured rating 2 Refers to Credit Suisse Group AG issuer rating

   21  December 15, 2020  Positioning Credit Suisse for the growth phaseAreas where we can further improve  Proactively addressing legacy issues  Positioning Asset Management for long-term growth, led by operating businesses  Grow lending further through COVID-19 recovery (while maintaining rigorous credit standards)  Complete ongoing remediation efforts with regulators building on strengthened governance and unified CRCO1 organization  1 Chief Risk and Compliance Officer

Besides our strong financial performance, we successfully delivered for our stakeholders through COVID-19

Employees and infrastructure	▪ Robustly maintained infrastructure capabilities through the crisis despite >80% of employees working from home ▪ Free antibody testing to employees and extended paid family leave in locations with closed schools ▪ >90% of employees feel well-supported and informed by management's response to the COVID-19 pandemic[1]
Community	▪ Leadership in the COVID-19 SME financing program sponsored by the Swiss government that provided CHF 17 bn of financing ▪ Conducted bank-wide donation matching program raising CHF 25 mn for charities
Clients	▪ Leveraging technology for client engagement ▪ Supporting clients' increasing financing needs and developing innovative Private Markets and Sustainability products ▪ Market share gains across various private banking and investment banking products
Shareholders	▪ Successful execution of key strategic initiatives with expected gross savings of ~CHF 400-450 mn from 2022 onwards ▪ Further progress on legacy issues ▪ Paid full 2019 dividend, accruing for 2020 dividend and confirming our 2021 dividend and share buyback plan
Governance	▪ Managed leadership transition ▪ Announced proposal of a new Chairman at the next AGM on April 30, 2021

1 Internal pulse survey completed in June 2020

CREDIT SUISSE Strategic perspectives December 15, 2020 22

   23  December 15, 2020  Agenda  2021 and beyond: A new era for Credit Suisse with a clear growth agenda  4  Credit Suisse achievements in 2020  3  The year 2020 and COVID-19: A macro and banking sector perspective  2  Our strategic vision and our financial ambitions  1

     24  December 15, 2020  A new era for Credit Suisse with a clear growth agenda    Improving Return on Tangible Equity‡…Based on CHF  Deliver medium-term RoTE‡ ambition of 10-12%  Accelerate Wealth Management growth  Generate sustainable Investment Bank returns  Be a leader in Sustainability  Drive digitalization and operating leverage  …towards our 10-12% RoTE‡ ambition  2017  2018  2019  9M20LTM  ‡ RoTE is a non-GAAP financial measure, see Appendix

Our growth agenda is based on key investment initiatives

Wealth Management

Expand coverage base	▪ Pursue selective strategic relationship manager hires and team lift-outs ▪ Expand product specialists to drive client activation ▪ Strengthen EMEA mid-market advisory coverage
Enhance client offering	▪ Invest in integrated lending solution delivery ▪ Deepen UHNW offering focused on sustainable solutions and Private Markets ▪ Build on recently launched CSX digital banking offering
Drive business growth	▪ Deepen onshore footprint in faster growing markets ▪ Accelerate onshore China build-out ▪ Deliver WM platform transformation ▪ Scale existing business e.g., Asset Management

Estimated 2021 cost impact:
CHF 100 mn – CHF 150 mn

Investment Bank

Drive GTS	▪ Expand financing and structured credit solutions in select markets ▪ Capitalize on a streamlined, unified platform to enhance delivery of institutional-style solutions to WM clients ▪ Expand IB Markets offering for sophisticated UHNW clients
Expand IB offering	▪ Grow Asset Finance and private credit financing ▪ Build on our proprietary cross-asset electronic execution capabilities ▪ Invest in onshore China platform
Invest in M&A	▪ Deliver ESG advisory focused on energy transition ▪ Expand industry coverage to grow share including focus on Technology and Healthcare ▪ Grow sponsor led M&A share and Private Markets opportunity

Estimated 2021 cost impact:
~CHF 50 mn

Other infrastructure investment

Enhance IT platforms	▪ Enhance IT platforms across international locations ▪ Drive further standardization across core platforms ▪ Build-out data analytics
Invest in Cloud and automation	▪ Build-out cloud and cyber security ▪ Drive digitalization and automation to improve productivity ▪ Enhance digital front-to-back and end-to-end client onboarding
Drive regulatory agenda	▪ Invest in climate risk platform ▪ Deliver Basel IV requirements ▪ Leverage scalable data platform across CRCO

Estimated 2021 cost impact:
CHF 150 mn – CHF 200 mn

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ

CREDIT SUISSE
Strategic perspectives
December 15, 2020
25

We have a leading and growing Wealth Management business…

Our position

SUB	Best Bank in Switzerland for three years in a row[2] #1 market share in Investment Banking since 2011[3]
IWM	Best Bank for Wealth Management in Central and Eastern Europe[2] Best Bank for Wealth Management in Latin America[2] Excellence in Leadership in Western Europe[2]
APAC	Asia's Best Bank for Wealth Management[2] and Best International Private Bank in Asia Pacific[4] Best International Private Bank in Hong Kong, Malaysia, Taiwan and Thailand[4] Top 3 in M&A and ECM[5]

Select Wealth Management-related metrics[1]

Growing AuM[6]	**CHF 1.5 trn** +25% since end-2015
Attracting Net New Assets[7]	**CHF 243 bn** +4% annual growth
Delivering profitable growth[8]	**CHF 4.6 bn** +30% since 2016
High Return on regulatory capital[†,9] Adjusted excl. significant items	**20%**

† RoRC is a non-GAAP financial measure, see Appendix Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Includes SUB, IWM, APAC 2 Euromoney Awards for Excellence 2020 3 Dealogic 2020 YTD as of December 11, 2020 4 Asiamoney Private Banking Awards 2020 5 Dealogic 2020 YTD as of December 11, 2020 (APAC excl. Japan and onshore China among international banks) 6 Group AuM excluding CHF 27 bn of SRU AuM, in 2015 7 Group NNA excluding CHF (11) bn SRU NNA, since beginning of 2016 8 9M20 LTM, pre-provision adjusted PTI, excluding the gains related to the transfer of the InvestLab platform to Allfunds and excludes the gains related to our investments in Pfandbriefbank and SIX Group 9 Average 2017-9M20

CREDIT SUISSE Strategic perspectives December 15, 2020 26

…with best-in-class net margins



Wealth management – Net margin[1] vs. improvement in cost/income ratio[1]
Cost/income ratio improvement – 9M20 vs. 2016
Lower C/I
Higher C/I
(10)%
(8)%
(6)%
(4)%
(2)%
-
2%
4%
10
15
20
25
30
35
40
CREDIT SUISSE
Net margin – 9M20[1] in bps

Source: Company filings, in reporting currency
Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix; Credit Suisse includes SUB PC, IWM PB and APAC; Peers include Bank of America GWIM, JP Morgan WM, Julius Baer, Morgan Stanley WM and UBS GWM; Julius Baer; JP Morgan WM cost-to-income ratio not available, derived from pre-tax margin instead 1 Based on adjusted revenues and expenses where available; Credit Suisse also excludes the gains related to the transfer of the InvestLab fund platform to Allfunds Group in 1Q20 and to the equity investment revaluation of Pfandbriefbank in 2Q20

CREDIT SUISSE Strategic perspectives December 15, 2020 27

We are accelerating our growth in Wealth Management…

Our core principles…

- Our unique **"Bank for Entrepreneurs"** model is a differentiator
- **Invest most of marginal capital** generated[1] into Wealth Management
- **Sustainable investment solutions** to be at the core of our offering
- Build on our **successful collaboration** with the Investment Bank and Asset Management
- Our business model is geared to deliver **operating leverage**

…to capture growth opportunities across Wealth Management

	Historic growth	Medium-term ambition growth rates: SUB[2]	IWM[3]	APAC
Grow client business volume[4]	~6.5%[5]	Mid-single digit	Mid- to high-single digit	Double digit
Attract NNA[4]	~4.5%[5]	1-3%	4-6%	6-8%
Extend lending[4]	~4.5%[5]	Low-single digit	High-single digit	Double digit
	Maintain rigorous credit standards, historic <10 bps PCL ratio			
Deepen mandate penetration	From 24% to 28%[7]	Drive mandate penetration from 28% to ~33% with a focus on sustainable solutions		
Grow Private Markets	CHF 2 bn p.a. Alternatives NNA[8,9]	Increase Alternatives and PE feeder funds distribution[8] to CHF 5–7 bn p.a.		
Accelerate digital transformation	Leverage data analytics, enhance digital product capabilities and build on recently launched CSX offering			
Strengthen collaboration	Extend collaboration with GTS			
	Build on leading Advisory position in SUB / APAC[10] and drive mid-market opportunity in IWM			

1 Post dividends, share buybacks and potential impact from RWA methodology changes 2 SUB PC 3 IWM PB 4 Excluding estimated cumulative FX impact based on management data, estimates and assumptions 5 2015-2019 CAGR, relates to SUB PC, IWM PB and APAC 7 Increase from 2016 to 3Q20 8 Alternative fund solutions from SRI - Investment Solutions & Products to wealth management clients 9 Average 2018 to 2019 10 Dealogic 2020 YTD as of December 11, 2020

CREDIT SUISSE Strategic perspectives December 15, 2020 28

   Growth trajectory  29  December 15, 2020  …and are expecting a rebound in our Asset Management performance…  Continue to scale market-leading franchises  Expand alternatives, alternatives-lite and private market offerings  Accelerate focus on ESG        Leverage Wealth Management for distribution    Our strategic priorities…  …to capture Asset Management growth potentialPre-tax income, in CHF mn  † RoRC is a non-GAAP financial measure, see Appendix Note: Results excluding items included in our reported results are non-GAAP financial measures.   Excluding ~USD 450 mn impairment of interest in York Capital Management        Medium-term RoRC† ambition >40%

…aiming to grow our total Wealth Management-related PTI to CHF 5.0 - 5.5 bn in 2023

Wealth Management-related metrics

PTI
in CHF bn



~10%
CAGR
5.0-5.5
4.0

	9M20 LTM adj. excl. significant items	**2023 ambition**
RoRC†	18% adj. excl. significant items	**20-25%**

Invest most of marginal capital generated[1] into Wealth Management

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 Post dividends, share buybacks and potential impact from RWA methodology changes

CREDIT SUISSE Strategic perspectives December 15, 2020 30

We have transformed our global Investment Bank…

Our position

Overall	>75% of revenues generated by Top 6 franchises 2020 Investment Bank of the Year[1]
Fixed income	2020 Investment Bank of the Year for Securitization[1] # 1 Asset Finance[2] # 1 Structured Credit[3] # 1 Leveraged Finance Trading[4]
Equities	2020 Investment Bank of the Year for Equity Derivatives[1] Top #5 Global Cash Equities # 2 EuroHedge Prime Brokerage[5] # 3 AsiaHedge Prime Brokerage[5]
Capital Markets and Advisory	# 1 Global IPOs[6] # 1 Sponsors Leveraged Finance[6] Top 5 Announced M&A[6]

Select Investment Bank metrics

Adjusted, 9M20 LTM

Growing revenues	**USD 9.4 bn** +9% since 2016
Increasing pre-tax income	**USD 1.6 bn** +90% since 2016
Return on regulatory capital†	**11%**

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 The Banker Investment Banking Awards 2020 2 Thomson Reuters F20A All US Securitizations 2020 YTD as of October 31, 2020 3 Bloomberg for the 9M period ending September 30, 2020 4 Coalition Competitor Analytics for the 6M period ending June 30, 2020, peers include BAC, BARC, BNPP, Citi, DB, GS, JPM, MS, SG, UBS. Results analyzed according to CS's Global Credit product taxonomy and ranking based on CS' own revenues; includes Americas and EMEA 5 2020 surveys based on FY 2019 results 6 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume

CREDIT SUISSE Strategic perspectives December 15, 2020 31

…focused on driving sustainable returns

Focused execution…

Building on a diversified, balanced and integrated Investment Bank
Reduced revenue and earnings volatility

Business mix well positioned for post-COVID market environment
Expected recovery in M&A and Asset Finance; capital markets activity driven Leveraged Finance; more tailored offering in Macro; expect normalized credit loss provisions

Growing connectivity to Wealth Management through GTS
Delivering institutional-style solution to Wealth Management clients

Investing in our market-leading businesses across Equities, Fixed Income and Banking
Disciplined investment in people, capital and technology focused on revenue growth

…to deliver our medium-term RoRC† ambition



8%
11%
10-15%
2019
adjusted
9M20
LTM
adjusted
Medium-term
ambition

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
† RoRC is a non-GAAP financial measure, see Appendix; RoRC based on USD

CREDIT SUISSE
Strategic perspectives
December 15, 2020
32

     33  December 15, 2020  We aim to be a leader in Sustainability    Delivering Sustainable Investment Solutions to meet client appetite     Sustainable investment solutions to be at the core of our offering to wealth management and institutional clients. Powered by our CIO and Asset Management offering as we integrate ESG into our investment processes          1  Driving our own Transition      Commitment to align our operations and financing to net zero emissions over the coming decades in line with the Paris Agreement Aligning our financing with the Paris Agreement objective of limiting global warming to 1.5° C          4  Enabling Client Transitions      Goal to provide at least CHF 300 bn of sustainable financing over next 10 years Repositioning our portfolio to mobilize capital towards our clients’ transitions          2    Adapting our Culture    Reflecting our overall sustainability ambitions across our conduct and culture efforts including refined Diversity & Inclusion strategy New Sustainability Advisory Committee at the Board of Directors  Leadership on ESG Standard Setting      Partner with industry leaders and NGOs to drive best-in-class standard setting in the fragmented ESG ecosystem       3            5

   34  December 15, 2020  In summary, we are focused on delivering attractive shareholder value    Continued innovation in digitalization and automation, driving positive operating leverage  Deliver RoRC† of 20-25%2   Deliver PTI of CHF 5.0-5.5 bn2 in 2023  Accelerate Wealth Management growth  Deliver RoRC† of 10-15%   Drive sustainable Investment Bank returns  Be a leader in sustainability  Invest most of marginal capital generated1 into Wealth Management     Grow TBVPS‡ and provide attractive capital returns through dividends and share buybacks    Deliver medium-term RoTE‡ of 10-12%   † RoRC is a non-GAAP financial measure, see Appendix ‡ RoTE and TBVPS are non-GAAP financial measures, see Appendix 1 Post dividends, share buybacks and potential impact from RWA methodology changes 2 Includes SUB, IWM and APAC

   35  December 15, 2020  Program of the day    Investor Update 2020  Coffee break  4:20 pm  10 min  Strategic perspectives  1:00 pm  Gottstein  45 min  Coffee break  3:10 pm  10 min  Financial perspectives  1:45 pm  30 min  Mathers  Coffee break  2:15 pm  10 min  Accelerating growth in Wealth Management  2:25 pm  Helfenstein, Sitohang, Wehle  45 min  Delivering our Sustainability aspirations  3:20 pm  Hudson, Warner  20 min  Positioning Asset Management for long-term growth  3:40 pm  20 min  Varvel  Driving sustainable Investment Bank returns  4:00 pm  20 min  Chin  Q&A & wrap-up  4:30 pm  75 min

 Appendix  36  December 15, 2020

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/6)

Group in CHF mn	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	9M20	9M19	9M18	9M17	9M16	9M15	2019	2018	2017	2016	2015	2014
Net revenues reported	**5,198**	**6,194**	**5,776**	**6,190**	**5,326**	**5,581**	**5,387**	**17,168**	**16,294**	**16,119**	**15,711**	**15,142**	**19,587**	**22,484**	**20,920**	**20,900**	**20,323**	**23,797**	**26,242**
FVoD	-	-	-	-	-	-	-	-	-	-	-	-	(995)	-	-	-	-	(298)	(543)
Real estate gains	-	-	-	(146)	-	(75)	(30)	-	(105)	(16)	-	(346)	(23)	(251)	(28)	-	(424)	(95)	(414)
(Gains)/losses on business sales	-	-	-	2	-	-	-	-	-	(68)	(15)	56	-	2	(71)	13	58	(34)	(101)
Net revenues adjusted	**5,198**	**6,194**	**5,776**	**6,046**	**5,326**	**5,506**	**5,357**	**17,168**	**16,189**	**16,035**	**15,696**	**14,852**	**18,569**	**22,235**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
o/w related to InvestLab transfer	-	-	268	-	327	-	-	268	327	-	-	-	-	327	-	-	-	-	-
o/w related to SIX revaluation	-	-	-	498	-	-	-	-	-	-	-	-	-	498	-	-	-	-	-
o/w Pfandbriefbank gain	-	134	-	-	-	-	-	134	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,198**	**6,060**	**5,508**	**5,548**	**4,999**	**5,506**	**5,357**	**16,766**	**15,862**	**16,035**	**15,696**	**14,852**	**18,569**	**21,410**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
Provision for credit losses	**94**	**296**	**568**	**146**	**72**	**25**	**81**	**958**	**178**	**186**	**167**	**177**	**191**	**324**	**245**	**210**	**252**	**324**	**186**
Total operating expenses reported	**4,301**	**4,347**	**4,007**	**4,830**	**4,112**	**4,254**	**4,244**	**12,655**	**12,610**	**13,156**	**13,892**	**15,028**	**15,377**	**17,440**	**17,303**	**18,897**	**22,337**	**25,895**	**22,429**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,797)	-
Restructuring expenses	(107)	-	-	-	-	-	-	(107)	-	(490)	(318)	(491)	-	-	(626)	(455)	(540)	(355)	-
Major litigation provisions	(152)	(61)	(18)	(326)	(28)	(29)	(6)	(231)	(63)	(162)	(238)	(306)	(257)	(389)	(244)	(493)	(2,707)	(820)	(2,436)
Expenses related to real estate disposals	(25)	(3)	5	(57)	-	(16)	(35)	(23)	(51)	-	-	-	-	(108)	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	(3)	-	-	-	-	(51)	(8)	-	-	-
Total operating expenses adjusted	**4,017**	**4,283**	**3,994**	**4,447**	**4,084**	**4,209**	**4,203**	**12,294**	**12,496**	**12,501**	**13,336**	**14,231**	**15,120**	**16,943**	**16,382**	**17,941**	**19,090**	**20,923**	**19,993**
Pre-tax income/(loss) reported	**803**	**1,551**	**1,201**	**1,214**	**1,142**	**1,302**	**1,062**	**3,555**	**3,506**	**2,777**	**1,652**	**(63)**	**4,019**	**4,720**	**3,372**	**1,793**	**(2,266)**	**(2,422)**	**3,627**
Total adjustments and significant items	284	(70)	(255)	(259)	(299)	(30)	11	(41)	(318)	571	541	507	(761)	(577)	822	969	2,881	4,545	1,378
Pre-tax income/(loss) adj. excl. significant items	**1,087**	**1,481**	**946**	**955**	**843**	**1,272**	**1,073**	**3,514**	**3,188**	**3,348**	**2,193**	**444**	**3,258**	**4,143**	**4,194**	**2,762**	**615**	**2,123**	**5,005**
Pre-provision profit/(loss) adj. excl. significant items	**1,181**	**1,777**	**1,514**	**1,101**	**915**	**1,297**	**1,154**	**4,472**	**3,366**	**3,534**	**2,360**	**621**	**3,449**	**4,467**	**4,439**	**2,972**	**867**	**2,447**	**5,191**

CREDIT SUISSE

Strategic perspectives

December 15, 2020

37

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/6)

	SUB in CHF mn			**SUB PC** in CHF mn			**SUB C&IC** in CHF mn			**IWM** in CHF mn			**IWM PB** in CHF mn			**IWM AM** in CHF mn		
	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19
Net revenues reported	**5,956**	**4,222**	**4,171**	**3,273**	**2,305**	**2,218**	**2,683**	**1,917**	**1,953**	**5,521**	**3,885**	**4,180**	**3,959**	**2,773**	**2,995**	**1,562**	**1,112**	**1,185**
Real estate gains	(106)	-	(117)	(104)	-	(117)	(2)	-	-	(32)	-	(13)	(32)	-	(13)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**5,850**	**4,222**	**4,054**	**3,169**	**2,305**	**2,101**	**2,681**	**1,917**	**1,953**	**5,489**	**3,885**	**4,167**	**3,927**	**2,773**	**2,982**	**1,562**	**1,112**	**1,185**
o/w related to InvestLab transfer	25	25	98	-	-	-	25	25	98	218	218	131	15	15	131	203	203	-
o/w related to SIX revaluation	306	-	-	149	-	-	157	-	-	192	-	-	192	-	-	-	-	-
o/w Pfandbriefbank gain	134	134	-	134	134	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,385**	**4,063**	**3,956**	**2,886**	**2,171**	**2,101**	**2,499**	**1,892**	**1,855**	**5,079**	**3,667**	**4,036**	**3,720**	**2,758**	**2,851**	**1,359**	**909**	**1,185**
Provision for credit losses	**247**	**204**	**66**	**56**	**45**	**35**	**191**	**159**	**31**	**102**	**85**	**32**	**96**	**79**	**31**	**6**	**6**	**1**
Total operating expenses reported	**3,225**	**2,401**	**2,399**	**1,920**	**1,437**	**1,375**	**1,305**	**964**	**1,024**	**3,725**	**2,736**	**2,713**	**2,574**	**1,896**	**1,869**	**1,151**	**840**	**844**
Restructuring expenses	(41)	(41)	-	(36)	(36)	-	(5)	(5)	-	(29)	(29)	-	(16)	(16)	-	(13)	(13)	-
Major litigation provisions	(1)	(1)	(3)	-	-	-	(1)	(1)	(3)	15	12	27	15	12	27	-	-	-
Expenses related to real estate disposals	(2)	-	(10)	(1)	-	(7)	(1)	-	(3)	(12)	(3)	(12)	(9)	(2)	(10)	(3)	(1)	(2)
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**3,181**	**2,359**	**2,386**	**1,883**	**1,401**	**1,368**	**1,298**	**958**	**1,018**	**3,699**	**2,716**	**2,728**	**2,564**	**1,890**	**1,886**	**1,135**	**826**	**842**
Pre-tax income/(loss) reported	**2,484**	**1,617**	**1,706**	**1,297**	**823**	**808**	**1,187**	**794**	**898**	**1,694**	**1,064**	**1,435**	**1,289**	**798**	**1,095**	**405**	**266**	**340**
Total adjustments and significant items	(527)	(117)	(202)	(350)	(98)	(110)	(177)	(19)	(92)	(416)	(198)	(159)	(229)	(9)	(161)	(187)	(189)	2
Pre-tax income/(loss) adj. excl. significant items	**1,957**	**1,500**	**1,504**	**947**	**725**	**698**	**1,010**	**775**	**806**	**1,278**	**866**	**1,276**	**1,060**	**789**	**934**	**218**	**77**	**342**
Pre-provision profit/(loss) adj. excl. significant items	**2,204**	**1,704**	**1,570**	**1,003**	**770**	**733**	**1,201**	**934**	**837**	**1,380**	**951**	**1,308**	**1,156**	**868**	**965**	**224**	**83**	**343**

1 9M20 LTM

CREDIT SUISSE

Strategic perspectives

December 15, 2020

38

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/6)

	APAC in CHF mn			Total WM[2] in CHF mn			WM-related[3] in CHF mn			IB in USD mn						
	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	2019	2018	2017	2016
Net revenues reported	3,121	2,371	2,279	10,353	7,449	7,492	14,598	10,478	10,630	9,358	7,381	6,239	8,216	8,215	8,688	8,572
Real estate gains	-	-	-	(136)	-	(130)	(138)	-	(130)	(7)	-	-	(7)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	3,121	2,371	2,279	10,217	7,449	7,362	14,460	10,478	10,500	9,351	7,381	6,239	8,209	8,215	8,688	8,572
o/w related to InvestLab transfer	25	25	98	40	40	229	268	268	327	-	-	-	-			
o/w related to SIX revaluation	-	-	-	341	-	-	498	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	134	134	-	134	134	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	3,096	2,346	2,181	9,702	7,275	7,133	13,560	10,076	10,173	9,351	7,381	6,239	8,209	8,215	8,688	8,572
Provision for credit losses	244	230	41	396	354	107	593	519	139	516	447	36	105	52	61	15
Total operating expenses reported	2,085	1,550	1,517	6,579	4,883	4,761	9,035	6,687	6,629	7,343	5,492	5,227	7,078	7,313	7,573	7,998
Restructuring expenses	(2)	(2)	-	(54)	(54)	-	(72)	(72)	-	(36)	(36)	-	-	(360)	(235)	(288)
Major litigation provisions	-	-	-	15	12	27	14	11	24	(25)	(25)	-	-	(12)	-	(7)
Expenses related to real estate disposals	-	-	-	(10)	(2)	(17)	(14)	(3)	(22)	(69)	(22)	(31)	(78)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	-
Total operating expenses adjusted	2,083	1,548	1,517	6,530	4,839	4,771	8,963	6,623	6,631	7,213	5,409	5,196	7,000	6,941	7,330	7,703
Pre-tax income/(loss) reported	792	591	721	3,378	2,212	2,624	4,970	3,272	3,862	1,499	1,442	976	1,033	850	1,054	559
Total adjustments and significant items	(23)	(23)	(98)	(602)	(130)	(369)	(966)	(338)	(459)	123	83	31	71	372	243	295
Pre-tax income/(loss) adj. excl. significant items	769	568	623	2,776	2,082	2,255	4,004	2,934	3,403	1,622	1,525	1,007	1,104	1,222	1,297	854
Pre-provision profit/(loss) adj. excl. significant items	1,013	798	664	3,172	2,436	2,362	4,597	3,453	3,542	2,138	1,972	1,043	1,209	1,274	1,358	869

1 9M20 LTM 2 SUB PC, IWM PB and APAC 3 SUB, IWM and APAC

CREDIT SUISSE Strategic perspectives December 15, 2020 39

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/6)

Group in CHF mn	9M20	9M19
Net revenues adj. excl. significant items	**16,766**	**15,862**
o/w FX impact	(763)	-
Net revenues adj. excl. significant items at FXC	**17,529**	**15,862**
Provision for credit losses	**958**	**178**
o/w FX impact	(29)	-
Provision for credit losses at FXC	**987**	**178**
Total operating expenses adjusted	**12,294**	**12,496**
o/w FX impact	(557)	-
Total operating expenses adjusted at FXC	**12,851**	**12,496**
Pre-tax income/(loss) adj. excl. significant items	**3,514**	**3,188**
o/w FX impact	(177)	-
Pre-tax income/(loss) adj. excl. significant items at FXC	**3,691**	**3,188**
Pre-provision profit/(loss) adj. excl. significant items at FXC	**4,678**	**3,366**

Total WM[1] in CHF mn	9M20	9M19
Net revenues reported	**7,449**	**7,492**
o/w FX impact	(315)	-
Net revenues reported at FXC	**7,764**	**7,492**
o/w Real estate gains	-	130
o/w related to InvestLab transfer	40	229
o/w Pfandbriefbank gain	134	-
Net revenues adj. excl. significant items at FXC	**7,590**	**7,133**
Net interest income	**3,002**	**3,005**
o/w FX impact	(92)	-
Net interest income at FXC	**3,094**	**3,005**
Recurring commissions & fees	**1,680**	**1,784**
o/w FX impact	(83)	-
Recurring commissions & fees at FXC	**1,763**	**1,784**
Transaction-based revenues	**2,599**	**2,346**
o/w FX impact	(137)	-
Transaction-based revenues at FXC	**2,736**	**2,346**

Note: Figures at FXC are at constant average 9M19 FX rates 1 SUB PC, IWM PB and APAC

CREDIT SUISSE Strategic perspectives December 15, 2020 40

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/6)

	SUB in CHF mn				IWM in CHF mn				APAC in CHF mn				WM-related[1] in CHF mn			
	2019	2018	2017	2016	2019	2018	2017	2016	2019	2018	2017	2016	2019	2018	2017	2016
Net revenues reported	**5,905**	**5,443**	**5,314**	**5,720**	**5,816**	**5,320**	**5,055**	**4,721**	**3,029**	**2,759**	**2,814**	**2,658**	**14,750**	**13,522**	**13,183**	**13,099**
Real estate gains	(223)	(21)	-	(366)	(45)	(2)	-	(54)	-	-	-	-	(268)	(23)	-	(420)
(Gains)/losses on business sales	-	(37)	-	-	-	(55)	28	-	-	-	-	-	-	(92)	28	-
Net revenues adjusted	**5,682**	**5,385**	**5,314**	**5,354**	**5,771**	**5,263**	**5,083**	**4,667**	**3,029**	**2,759**	**2,814**	**2,658**	**14,482**	**13,407**	**13,211**	**12,679**
o/w related to InvestLab transfer	98	-	-	-	131	-	-	-	98	-	-	-	327	-	-	-
o/w related to SIX revaluation	306	-	-	-	192	-	-	-	-	-	-	-	498	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,278**	**5,385**	**5,314**	**5,354**	**5,448**	**5,263**	**5,083**	**4,667**	**2,931**	**2,759**	**2,814**	**2,658**	**13,657**	**13,407**	**13,211**	**12,679**
Provision for credit losses	**109**	**127**	**75**	**79**	**49**	**37**	**28**	**20**	**55**	**28**	**16**	**27**	**213**	**192**	**119**	**126**
Total operating expenses reported	**3,223**	**3,325**	**3,576**	**3,619**	**3,702**	**3,673**	**3,745**	**3,612**	**2,052**	**2,099**	**2,064**	**2,041**	**8,977**	**9,097**	**9,385**	**9,272**
Restructuring expenses	-	(101)	(59)	(60)	-	(115)	(70)	(54)	-	(37)	(25)	(17)	-	(253)	(154)	(131)
Major litigation provisions	(3)	(37)	(49)	(19)	30	-	(48)	12	-	(79)	-	-	27	(116)	(97)	(7)
Expenses related to real estate disposals	(12)	-	-	-	(21)	-	-	-	-	-	-	-	(33)	-	-	-
Expenses related to business sales	-	-	-	-	-	(47)	-	-	-	-	-	-	-	(47)	-	-
Total operating expenses adjusted	**3,208**	**3,187**	**3,468**	**3,540**	**3,711**	**3,511**	**3,627**	**3,570**	**2,052**	**1,983**	**2,039**	**2,024**	**8,971**	**8,681**	**9,134**	**9,134**
Pre-tax income/(loss) reported	**2,573**	**1,991**	**1,663**	**2,022**	**2,065**	**1,610**	**1,282**	**1,089**	**922**	**632**	**734**	**590**	**5,560**	**4,233**	**3,679**	**3,701**
Total adjustments and significant items	(612)	80	108	(287)	(377)	105	146	(12)	(98)	116	25	17	(1,087)	301	279	(282)
Pre-tax income/(loss) adj. excl. significant items	**1,961**	**2,071**	**1,771**	**1,735**	**1,688**	**1,715**	**1,428**	**1,077**	**824**	**748**	**759**	**607**	**4,473**	**4,534**	**3,958**	**3,419**
Pre-provision profit/(loss) adj. excl. significant items	**2,070**	**2,198**	**1,846**	**1,814**	**1,737**	**1,752**	**1,456**	**1,097**	**879**	**776**	**775**	**634**	**4,686**	**4,726**	**4,077**	**3,545**

1 SUB, IWM and APAC

CREDIT SUISSE

Strategic perspectives

December 15, 2020

41

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/6)

	SUB PC in USD mn		IWM PB in USD mn		APAC in USD mn		Total WM[1] in USD mn	
	9M20	9M19	9M20	9M19	9M20	9M19	9M20	9M19
Net revenues reported	**2,438**	**2,227**	**2,932**	**3,007**	**2,507**	**2,288**	**7,877**	**7,521**
Real estate gains	-	(117)	-	(13)	-	-	-	(131)
(Gains)/losses on business sales	-	-	-	-	-	-	-	-
Net revenues adjusted	**2,438**	**2,109**	**2,932**	**2,994**	**2,507**	**2,288**	**7,877**	**7,391**
o/w related to InvestLab transfer	-	-	16	132	26	98	42	230
o/w related to SIX revaluation	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	142	-	-	-	-	-	142	-
Net revenues adj. excl. significant items	**2,296**	**2,109**	**2,917**	**2,862**	**2,481**	**2,190**	**7,693**	**7,161**

Note: CHF figures converted into USD at average exchange rates of 0.9961 for 9M19 and 0.9456 for 9M20 1 SUB PC, IWM PB and APAC

CREDIT SUISSE Strategic perspectives December 15, 2020 42

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE Strategic perspectives December 15, 2020 43

   Notes (2/2)  44  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

   David Mathers, Chief Financial OfficerDecember 15, 2020  Credit Suisse Investor Update 2020Financial perspectives

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

   3  December 15, 2020  Update on Financials  Capital distribution  Review of progress during 2020  2  1  Our financial ambitions in 2021 and beyond  3

Strong YoY development of underlying results in 9M20



Adjusted pre-tax income
excl. significant items; in CHF mn
(12)%
1,073
946
+16%
1,272
1,481
+29%
843
1,087
1Q19
1Q20
2Q19
2Q20
3Q19
3Q20
Provision for credit losses
in CHF mn
(81)
(568)
(25)
(296)
(72)
(94)
RoTE‡
~10%
9M20

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix

CREDIT SUISSE Financial perspectives December 15, 2020 4

We continue to benefit from the growth of our WM franchise and the integration with our investment banking capabilities

Wealth Management net revenues
in CHF mn


9M20 vs. 9M19
Reported
Underlying[4] (at FXC[3])
7,492[1]
7,449[2]
(1)%
(+4% FXC[3])
+6%
Transaction and performance-based
2,346
2,599
+11%
+17%
Recurring commissions & fees
1,784
1,680
(6)%
(1)%
Net interest income
3,005
3,002
-
+3%
9M19
9M20

Global investment banking[5] revenues
in USD mn


9M20 vs. 9M19
Reported
7,772[8]
+20%
6,501[7]
2,533
+19%
Capital Markets & Advisory[6]
2,121
2,016
+14%
Equity Sales & Trading
1,762
Fixed Income Sales & Trading
2,585
3,478
+35%
9M19
9M20

Note. 9M20 reported results include a gain related to the equity investment revaluation of Pfandbriefbank; 9M19 and 9M20 reported results include gains related to the transfer of the InvestLab fund platform to Allfunds Group 1 Includes 'Other revenues' of CHF 357 mn 2 Includes 'Other revenues' of CHF 168 mn 3 At constant average 9M19 FX rates. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 4 Refers to adjusted results excluding significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 5 Includes net revenues from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM revenues in SUB C&IC 6 Includes capital markets revenues and advisory and other fees in IB, APAC and SUB 7 Includes 'Other revenues' of USD 33 mn 8 Includes 'Other revenues' of USD (255) mn

CREDIT SUISSE Financial perspectives December 15, 2020 5

   6  December 15, 2020  9M20 significantly impacted by elevated provisions forcredit losses as a result of COVID-19  Allowance for credit losses (ACL)1in CHF mn  1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Impact of CECL adoption on January 1, 2020 excluding impact from fair value election 3 Includes net write-offs of CHF (184) mn, FX translation impact and other adjustment items of CHF (64) mn, including CECL impact of CHF (35) mn, and provision for interest of CHF 27 mn  1     1,223  Non-specificprovisions  Specificprovisions  CECL adoption impact2  End-4Q19      Provision for credit losses – Specific provisions      Provision for credit losses – CECL    958  1,960  3  1

Our loan book is highly collateralized with a majority originated in Switzerland

Group gross loans by measurement approach – 3Q20



11%
4%
CHF 293 bn
85%
Held at amortized cost – collateralized
Held at amortized cost – uncollateralized
Held at fair value

SUB share of Group gross loans – 3Q20



Other divisions 40%
CHF 293 bn
SUB 60%

PCL/avg. loan ratio – 2006 to 9M20 average[1]



0.1%
1.4%
0.8%
0.7%
2
3
4
5

NPA/loan ratio – 2006 to 9M20 average[6]



0.9%
4.9%
4.0%
1.5%
2
5
4
3

Source: Bloomberg, Company filings
1 Provision for credit losses as % of average gross loans 2 Includes Banque Cantonale Vaudoise (only full year and half year data), Credit Suisse, UBS 3 Includes Bank of America, Citigroup, JP Morgan, Wells Fargo 4 Includes Barclays, Lloyds, RBS 5 Includes ABN Amro (starting from 2009), BBVA, BNP Paribas, Commerzbank, Crédit Agricole, Deutsche Bank, Erste Group, ING Group, Intesa Sanpaolo, KBC, Nordea, Santander, Société Générale, Unicredit 6 Non-performing assets as % of gross loans

CREDIT SUISSE Financial perspectives December 15, 2020 7

   8  December 15, 2020  Credit Suisse’s comparative reserves against wholesale exposures of international peers  Source: Company filings Note: Ratios based on local currency 1 Includes specific and portfolio based allowances for credit losses as % of gross loans for wholesale businesses. CS includes the Investment Bank. Peers include Bank of America, Barclays, Citigroup, Goldman Sachs and JP Morgan. Bank of America includes Commercial, Barclays includes Wholesale International, Citigroup includes Corporate, Goldman Sachs includes all excl. Consumer & Wealth Management and JP Morgan includes Wholesale  Wholesale – Allowance for loan losses as % of loans1 (excluding fair value and held-for-sale loans)

Economic uncertainty resulted in the appreciation of our reporting currency, which adversely impacted our 9M20 results

9M20 adjusted net revenues
excluding significant items, in CHF bn



17.5
16.8
@FXC[2]

9M20 adjusted pre-provision profit
excluding significant items, in CHF bn



4.7
4.5
@FXC[2]

9M20 adjusted pre-tax income
excluding significant items, in CHF bn



3.7
3.5
@FXC[2]

YoY Δ: +11% +6% | +39% +33% | +16% +10%

9M20 reported currency mix
in %



Other 11%
GBP 3%
EUR 10%
Net revenues
USD 52%
CHF 24%



Other 16%
GBP 9%
EUR 5%
Total expenses[1]
USD 40%
CHF 30%

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Total expenses include provisions for credit losses in addition to operating expenses 2 At constant average 9M19 FX rates

CREDIT SUISSE
Financial perspectives
December 15, 2020
9

Strengthened CET1 ratio

CET1 ratio in %



12.7%
1.1%
0.1%
(0.3)%
(0.2)%
(0.4)%
13.0%
Dividend accruals and CHF 325 mn share buybacks executed up to March 13, 2020
2019
Pre-tax income net of cash taxes 1
Business usage 2
Capital payout
Other CET1 capital movements 3
Basel III & external methodology changes 4
9M20

- Intend to maintain a CET1 ratio of at least 12.5% for at least the first half of 2021[5]
- Expect that 4Q20 CET1 ratio will reflect both the York impairment and an updated assessment of RMBS-related provisions
- We continue to accrue for a dividend for 2020 in line with our guidance of at least 5% growth per annum; CHF 574 mn accrued in the first nine months of 2020
- Expect ~CHF 3 bn of RWA inflation in 4Q20 due to external methodology changes (mainly from the phase-in of SA-CCR)

1 Includes impact from CET1 relevant taxes 2 Includes impacts from internal model and parameter updates 3 Includes impacts from other regulatory CET1 adjustments and FX hedging costs 4 Includes impacts from external methodology and policy changes and external model and parameter updates 5 Subject to market and economic conditions

CREDIT SUISSE Financial perspectives December 15, 2020 10

Fourth quarter outlook

Return on tangible equity‡
based on CHF


Before York impairment and an updated assessment of RMBS-related provisions
5.4%
8.7%
9.8%
8.5%
York
~7.7%[2]
Illustrative
2018
2019
9M20
2020 Consensus[1]

- Expect the usual seasonality in the fourth quarter
- In addition, we expect both the York impairment (~USD 450 mn) and an increase in RMBS-related provisions to impact our 4Q20 results, as announced on November 24 and December 1, 2020, respectively in CHF bn

	2018	2019	9M20	2020 Consensus
Net income attr. to shareholders	2.0	3.4	3.0	3.4[1]
Illustrative net income, after expected York impairment				~3.1[2]

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Based on Consensus Summary published by Credit Suisse Group on October 21, 2020 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly. Does not reflect expected post-tax impact from the York impairment in 4Q20 and still to be determined RMBS-related provisions 2 Reflects expected post-tax impact from the York impairment in 4Q20, based on management's estimate of expected impact to consensus figure. Does not reflect expected still to be determined 4Q20 RMBS-related provisions

CREDIT SUISSE
Financial perspectives
December 15, 2020
11

   12  December 15, 2020  Update on Financials  Capital distribution  Review of progress during 2020  2  1  Our financial ambitions in 2021 and beyond  3

   13  December 15, 2020  We have a clear strategy to achieve our medium-term RoTE ambition of 10-12%  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Based on US dollar denominated numbers 2 Excluding any structured notes volatility 3 Based on the average of 10% of RWA and 3.5% of leverage exposure from Group total (Group leverage exposure without the temporary exclusion of cash held at central banks) 4 In a normalized environment, subject to market and economic conditions  9M20 LTM adjusted excl. significant items  Medium-term ambition  Investment Bank capital utilization at33% of Group total3 as of 3Q20  9M20 LTM RoTE‡ of 9.5%  Investment Bank capital utilization ~1/3 of Group total3  10-12% medium-term RoTE ‡ ambition4  RoRC†  RoRC†  Wealth Management-related  Wealth Management-related  Investment Bank  Investment Bank  Corporate Center pre-tax loss <CHF 1.0 bn2  Corporate Center pre-tax loss, adjustments & significant items  1  1

Reverse the 2020 de-leveraging with increased financing across our Wealth Management businesses

Lending growth[1]
YoY based on CHF, excluding estimated cumulative FX impact



2015-19
CAGR: ~4.5%
5.6%
5.5%
2.4%
4.7%
(1.3)%
Mid-to-high
single digit
2016
2017
2018
2019
9M20
Medium-term
ambition

- Focus on key **Strategic Clients with existing relationships** across SUB, IWM and APAC
- Selectively expand lending relationship with **UHNW and entrepreneur clients**
- Maintain **balanced origination** across standard Lombard and structured lending
- Focus on **integrated solution delivery**, leveraging the International Financing Group and APAC Strategic Products as one-stop-shop solution provider
- **Institutionalize Lombard lending** by making it a core part of the investment process and enhancing the use of data analytics
- Further **increase capital velocity** via GTS 'originate and distribute' model

1 Reflects net loans for SUB PC, IWM PB and APAC, based on management data, estimates and assumptions

CREDIT SUISSE
Financial perspectives
December 15, 2020
14

Build our bank for entrepreneurs, growing lending, assets under management and custody assets

Client Business Volume growth (AuM, custody assets and net loans)
CAGR, excluding estimated cumulative FX impact



~6.5%
2.0%
Mid-to-high single digit
2015-2019
9M20
Medium-term ambition

- **Deepen share of wallet** with key Strategic Clients based on integrated advisory and institutional-style solutions
- Selectively **extend Strategic Clients list**
- **Broaden onshore footprint** to tap into fast growing markets, notably China
- **Build scale** by offering an analytics driven multi-channel advisory offering
- Build on recent **strategic hires and team lift-outs** across Brazil, LatAm, Russia, India and Greater China
- Selectively **add further senior relationship managers** and bankers to our platform

Note: Relates to SUB PC, IWM PB and APAC, based on management data, estimates and assumptions

CREDIT SUISSE
Financial perspectives
December 15, 2020
15

Grow mandates leveraging our House View



Mandate penetration[1]
24%
28%
~33%
2016
3Q20
Medium-term ambition

- **Discretionary mandates have outperformed** more than 2/3 of advisory client portfolios[2]
- Continue to **grow mandate penetration** by leveraging Credit Suisse House View
- **Deepen penetration of UHNW mandates** through bespoke Platinum discretionary solutions and new dedicated UHNW advisory solutions
- Further **roll out sustainability mandates**
- **Roll out Endowment-style mandates** and further build out Private Equity inclusion in Platinum mandates

1 Relates to SUB PC, IWM PB and APAC
2 Performance of discretionary mandates versus non-discretionary client portfolios (3 years to September 2020) of PB clients in SUB, IWM and APAC that are booked in Switzerland

CREDIT SUISSE
Financial perspectives
December 15, 2020
16

Capture opportunities in Private Markets



Distribution of Alternatives and PE feeder funds[1]
in CHF bn, p.a.
~3x
5-7
2
2018-2019
Medium-term ambition

- **Grow our Alternatives penetration** in client portfolios towards the Strategic Asset Allocation benchmark of our House View
- **Expand strategic UHNW "gateway"** for direct investments and Alternatives
- **Drive equity and credit linked private solutions** through GTS
- Build on successful **Alternatives Asset Management platform** around our Credit, Private Equity, Real Estate and Private Fund Group franchises
- **Leverage our capital velocity platforms** through both securitized transactions and fund-based solutions

1 Distribution of Private Equity and (Semi-) Liquid Alternatives fund solutions from SRI - Investment Solutions & Products to wealth management clients

CREDIT SUISSE
Financial perspectives
December 15, 2020
17

   18  December 15, 2020  WM collaboration is increasingly important for our IB  GTS revenues as % of IB revenues4 in USD terms  Structured Products penetration2 as % of AuM  3    Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 Includes institutional-style solutions for Wealth Management clients 2 Reflects the share of Structured Products as percentage of AuM across UHNW, HNW and entry-HNW clients in SUB PC, IWM PB and APAC as well as External Asset Managers in SUB C&IC 3 2019 McKinsey private banking survey 4 Excludes GTS revenues reported within the WM-related divisions  WM-related revenues in collaboration with GTS1in USD terms  +32%            +48%

Expect more normal credit provisions in 2021, but with a wide range of possible outcomes



Provision for credit losses
in CHF mn
958
Specific provisions
578
CECL
380
324
9M20
958
2010-9M20 Average[1]: 297
Continued elevated specific provisions[2]
Lower CECL charges[2]
2019
9M20
2020E
2021E

	2019	9M20	2020E	2021E	Avg. 2010-9M20
Provision for credit losses ratio[3] in bps	10	35			9
o/w WM-related[4]	8	23			8

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ 1 9M20 provision for credit losses has been annualized 2 Subject to market and economic conditions 3 Provision for credit losses related to loans held at amortized cost (annualized) as % of average gross loans held at amortized cost 4 For periods prior to 2019, non-restated numbers have been used. WM-related reflects the sum of SUB, IWM and APAC for the periods 2014 to 9M20 and reflects Private Banking & Wealth Management for the periods 2010 to 2013

CREDIT SUISSE Financial perspectives December 15, 2020 19

   20  December 15, 2020  Reinvigorated positive operating leverage  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. Growth percentages are calculated on the non-rounded results found in the Appendix  Pre-provision profit  Operating expenses  Net revenues  9M17  9M18  9M19  9M20  13.3  12.5  12.5  12.3  15.7  16.0  15.9  16.8  2.4  3.5  3.4  4.5  Group adjusted results excl. significant itemsin CHF bn  +2%  (1)%  +6%  (6)%  0%  (2)%  9M20 vs. 9M16  (14)%  +3.9 bn  +13%  0.6  9M16  14.2  14.9  +6%  (6)%

Continued focus on efficiency, including the savings from the 2020 restructuring

Illustrative development of 2021 adjusted operating expenses in CHF bn


~16.5
~(0.25)
~(0.1)
~(0.2)
~15.9
~0.3 – 0.6
~16.2 – 16.5
2020E
Expected gross savings from July restructuring measures
Ongoing productivity measures
FX impact[1]
2021E at current FX rates (before growth investments)
Incremental investment spend to fund growth
2021 Ambition

Note: Results excluding items included in our reported results are non-GAAP financial measures. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ 1 Positive FX impact assuming no change in FX rates compared to current FX rates as of November 30, 2020

CREDIT SUISSE
Financial perspectives
December 15, 2020
21

Our business strategy can deliver 10% RoTE in a more normal environment, but the scale of improvement in 2021 will depend on economic and credit conditions

Illustrative RoTE‡ development
based on CHF


8.5%
~(80) bps
~(60) bps
~0-(20) bps
~60 bps
~60 bps
~210 bps
~10%
Improved returns from economic normalization
Potential FX drag of ~(20) bps6
2020E Consensus1
Before York impairment and an updated assessment of RMBS-related provisions
Significant items 2
Tax rate3
NII headwinds
Reduced Corporate Center loss
Cost savings net of reinvestments4
Credit provision normalization5
2021E Normalized performance
Macroeconomic uncertainty, primarily credit provisions
2021E

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Based on Consensus Summary published by Credit Suisse Group on October 21, 2020 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly. Does not reflect expected post-tax impact from the York impairment in 4Q20 and still to be determined RMBS-related provisions 2 Includes PTI impact of CHF 268 mn from the gain related to the second tranche of the InvestLab transfer and CHF 134 mn from the gain related to Pfandbriefbank in 2020 3 Normalized tax rate assumption for 2021 of 25% 4 Includes gross cost savings, certain reinvestments and other cost adjustments 5 Assumes normalized provision for credit losses based on average annual provision for credit losses from 2015-2019 vs. 2020 consensus 6 Assuming no change from FX rates as of November 30, 2020

CREDIT SUISSE
Financial perspectives
December 15, 2020
22

   23  December 15, 2020  Update on Financials  Capital distribution  Review of progress during 2020  2  1  Our financial ambitions in 2021 and beyond  3

Expected impact of regulatory RWA inflation in 2020 and beyond

Expected RWA increase from Basel III reforms & other external methodology changes[2]
in CHF bn


9
~3
~12
~25-30
~10
~15-20
FRTB CVA
FRTB
SA-CCR/IMM
Equity Investments in Funds
Central Counterparties
not significant
9M20[1]
Phase-in of Basel III reforms in 4Q20
2020E
2021E
2022E
2023E
2024E

- Implementation of FRTB expected to be aligned to the EU timetable, implying a start on January 1, 2024
- Future RWA uplift estimated to be ~CHF 15-20 bn from FRTB and ~CHF 10 bn from FRTB CVA
- Two other regulatory changes are also to be expected at this time:
  - Adoption of reduced IRB by FINMA, reducing the use of advanced models and/or including input floors; estimated impact <CHF 5 bn
  - Removal of advanced models for OpRisk and replacement with a standardized approach; estimated impact <CHF 5 bn
- The estimated split across all of these changes totals ~CHF 15 bn for the IB, ~CHF 15 bn for the three WM-related divisions and less than CHF 10 bn for the Corporate Center
- Expect CET1 ratio post Basel III reforms in 2024 of 11-12%, subject to risk and stress scenarios at that time

1 Includes impacts from the phase-in of Basel III reforms, external methodology and policy changes and external model and parameter updates 2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ

CREDIT SUISSE Financial perspectives December 15, 2020 24

   25  December 15, 2020  Risk density expected to be ~36% post implementation of FRTB, exceeding the 35% used to calibrate the Swiss TBTF framework  Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 15, 2020. Actual results may differ 1 Leverage exposure without the temporary exclusion of cash held at central banks  Risk densityRisk weighted assets / Leverage exposure1

   26  December 15, 2020  Summary of financial ambitions  1 Subject to market and economic conditions    Financial ambitions  Expect adjusted operating expenses of CHF 16.2-16.5 bn for 2021, reducing expenses through the restructuring measures announced in July 2020 and ongoing productivity improvements, enabling the funding of investments of up to CHF 600 mn, primarily in Wealth Management and in China  Operate with a CET1 ratio of at least 12.5% and a Tier 1 ratio in excess of 17.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic  Continue to accrue for at least 5% dividend growth p.a., including with respect to the planned 2020 dividend compared to CHF 0.2776 per share paid this year  Intend to restart share buybacks in January 2021 of up to CHF 1.5 bn, with at least CHF 1.0 bn expected for the full year1  Aim to increase the WM-related pre-tax income to CHF 5.0-5.5 bn in 2023 supports medium-term ambition of an RoTE of 10-12%

 Appendix  27  December 15, 2020

   28  December 15, 2020  Wealth management financials in USD  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 Based on CHF figures converted into USD at average exchange rates of 0.9961 for 9M19 and 0.9456 for 9M20. Spot rate of 0.9691 applied to 4Q19 AuM for NNA growth rate calculations 2 Includes SUB PC, IWM PB and APAC  in USD mn1  SUB PC        IWM PB        APAC        Total WM2        9M20  9M19  Δ 9M19    9M20  9M19  Δ 9M19    9M20  9M19  Δ 9M19    9M20  9M19  Δ 9M19  Adj. net revenues excl. significant items  2,296  2,109  9%    2,917  2,862  2%    2,481  2,190  13%    7,693  7,161  7%  o/w Net interest income  1,281  1,171  9%    1,016  1,055  (4)%    878  791  11%    3,175  3,017  5%  o/w Recurring commissions and fees  615  616  (0)%    887  889  (0)%    274  285  (4)%    1,777  1,791  (1)%  o/w Transaction-based revenues  406  323  26%    1,015  920  10%    1,327  1,112  19%    2,748  2,355  17%                                  NNA growth rate (annualized)  (2)%        5%        6%        3%

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/6)

Group in CHF mn

	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	9M20	9M19	9M18	9M17	9M16	9M15	2019	2018	2017	2016	2015	2014
Net revenues reported	**5,198**	**6,194**	**5,776**	**6,190**	**5,326**	**5,581**	**5,387**	**17,168**	**16,294**	**16,119**	**15,711**	**15,142**	**19,587**	**22,484**	**20,920**	**20,900**	**20,323**	**23,797**	**26,242**
FVoD	-	-	-	-	-	-	-	-	-	-	-	-	(995)	-	-	-	-	(298)	(543)
Real estate gains	-	-	-	(146)	-	(75)	(30)	-	(105)	(16)	-	(346)	(23)	(251)	(28)	-	(424)	(95)	(414)
(Gains)/losses on business sales	-	-	-	2	-	-	-	-	-	(68)	(15)	56	-	2	(71)	13	58	(34)	(101)
Net revenues adjusted	**5,198**	**6,194**	**5,776**	**6,046**	**5,326**	**5,506**	**5,357**	**17,168**	**16,189**	**16,035**	**15,696**	**14,852**	**18,569**	**22,235**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
o/w related to InvestLab transfer	-	-	268	-	327	-	-	268	327	-	-	-	-	327	-	-	-	-	-
o/w related to SIX revaluation	-	-	-	498	-	-	-	-	-	-	-	-	-	498	-	-	-	-	-
o/w Pfandbriefbank gain	-	134	-	-	-	-	-	134	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,198**	**6,060**	**5,508**	**5,548**	**4,999**	**5,506**	**5,357**	**16,766**	**15,862**	**16,035**	**15,696**	**14,852**	**18,569**	**21,410**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
Provision for credit losses	**94**	**296**	**568**	**146**	**72**	**25**	**81**	**958**	**178**	**186**	**167**	**177**	**191**	**324**	**245**	**210**	**252**	**324**	**186**
Total operating expenses reported	**4,301**	**4,347**	**4,007**	**4,830**	**4,112**	**4,254**	**4,244**	**12,655**	**12,610**	**13,156**	**13,892**	**15,028**	**15,377**	**17,440**	**17,303**	**18,897**	**22,337**	**25,895**	**22,429**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,797)	-
Restructuring expenses	(107)	-	-	-	-	-	-	(107)	-	(490)	(318)	(491)	-	-	(626)	(455)	(540)	(355)	-
Major litigation provisions	(152)	(61)	(18)	(326)	(28)	(29)	(6)	(231)	(63)	(162)	(238)	(306)	(257)	(389)	(244)	(493)	(2,707)	(820)	(2,436)
Expenses related to real estate disposals	(25)	(3)	5	(57)	-	(16)	(35)	(23)	(51)	-	-	-	-	(108)	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	(3)	-	-	-	-	(51)	(8)	-	-	-
Total operating expenses adjusted	**4,017**	**4,283**	**3,994**	**4,447**	**4,084**	**4,209**	**4,203**	**12,294**	**12,496**	**12,501**	**13,336**	**14,231**	**15,120**	**16,943**	**16,382**	**17,941**	**19,090**	**20,923**	**19,993**
Pre-tax income/(loss) reported	**803**	**1,551**	**1,201**	**1,214**	**1,142**	**1,302**	**1,062**	**3,555**	**3,506**	**2,777**	**1,652**	**(63)**	**4,019**	**4,720**	**3,372**	**1,793**	**(2,266)**	**(2,422)**	**3,627**
Total adjustments and significant items	284	(70)	(255)	(259)	(299)	(30)	11	(41)	(318)	571	541	507	(761)	(577)	822	969	2,881	4,545	1,378
Pre-tax income/(loss) adj. excl. significant items	**1,087**	**1,481**	**946**	**955**	**843**	**1,272**	**1,073**	**3,514**	**3,188**	**3,348**	**2,193**	**444**	**3,258**	**4,143**	**4,194**	**2,762**	**615**	**2,123**	**5,005**
Pre-provision profit/(loss) adj. excl. significant items	**1,181**	**1,777**	**1,514**	**1,101**	**915**	**1,297**	**1,154**	**4,472**	**3,366**	**3,534**	**2,360**	**621**	**3,449**	**4,467**	**4,439**	**2,972**	**867**	**2,447**	**5,191**

CREDIT SUISSE

Financial perspectives

December 15, 2020

29

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/6)

	SUB in CHF mn			**SUB PC** in CHF mn			**SUB C&IC** in CHF mn			**IWM** in CHF mn			**IWM PB** in CHF mn			**IWM AM** in CHF mn		
	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19
Net revenues reported	**5,956**	**4,222**	**4,171**	**3,273**	**2,305**	**2,218**	**2,683**	**1,917**	**1,953**	**5,521**	**3,885**	**4,180**	**3,959**	**2,773**	**2,995**	**1,562**	**1,112**	**1,185**
Real estate gains	(106)	-	(117)	(104)	-	(117)	(2)	-	-	(32)	-	(13)	(32)	-	(13)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**5,850**	**4,222**	**4,054**	**3,169**	**2,305**	**2,101**	**2,681**	**1,917**	**1,953**	**5,489**	**3,885**	**4,167**	**3,927**	**2,773**	**2,982**	**1,562**	**1,112**	**1,185**
o/w related to InvestLab transfer	25	25	98	-	-	-	25	25	98	218	218	131	15	15	131	203	203	-
o/w related to SIX revaluation	306	-	-	149	-	-	157	-	-	192	-	-	192	-	-	-	-	-
o/w Pfandbriefbank gain	134	134	-	134	134	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,385**	**4,063**	**3,956**	**2,886**	**2,171**	**2,101**	**2,499**	**1,892**	**1,855**	**5,079**	**3,667**	**4,036**	**3,720**	**2,758**	**2,851**	**1,359**	**909**	**1,185**
Provision for credit losses	**247**	**204**	**66**	**56**	**45**	**35**	**191**	**159**	**31**	**102**	**85**	**32**	**96**	**79**	**31**	**6**	**6**	**1**
Total operating expenses reported	**3,225**	**2,401**	**2,399**	**1,920**	**1,437**	**1,375**	**1,305**	**964**	**1,024**	**3,725**	**2,736**	**2,713**	**2,574**	**1,896**	**1,869**	**1,151**	**840**	**844**
Restructuring expenses	(41)	(41)	-	(36)	(36)	-	(5)	(5)	-	(29)	(29)	-	(16)	(16)	-	(13)	(13)	-
Major litigation provisions	(1)	(1)	(3)	-	-	-	(1)	(1)	(3)	15	12	27	15	12	27	-	-	-
Expenses related to real estate disposals	(2)	-	(10)	(1)	-	(7)	(1)	-	(3)	(12)	(3)	(12)	(9)	(2)	(10)	(3)	(1)	(2)
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**3,181**	**2,359**	**2,386**	**1,883**	**1,401**	**1,368**	**1,298**	**958**	**1,018**	**3,699**	**2,716**	**2,728**	**2,564**	**1,890**	**1,886**	**1,135**	**826**	**842**
Pre-tax income/(loss) reported	**2,484**	**1,617**	**1,706**	**1,297**	**823**	**808**	**1,187**	**794**	**898**	**1,694**	**1,064**	**1,435**	**1,289**	**798**	**1,095**	**405**	**266**	**340**
Total adjustments and significant items	(527)	(117)	(202)	(350)	(98)	(110)	(177)	(19)	(92)	(416)	(198)	(159)	(229)	(9)	(161)	(187)	(189)	2
Pre-tax income/(loss) adj. excl. significant items	**1,957**	**1,500**	**1,504**	**947**	**725**	**698**	**1,010**	**775**	**806**	**1,278**	**866**	**1,276**	**1,060**	**789**	**934**	**218**	**77**	**342**
Pre-provision profit/(loss) adj. excl. significant items	**2,204**	**1,704**	**1,570**	**1,003**	**770**	**733**	**1,201**	**934**	**837**	**1,380**	**951**	**1,308**	**1,156**	**868**	**965**	**224**	**83**	**343**

1 9M20 LTM

CREDIT SUISSE

Financial perspectives

December 15, 2020

30

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/6)

	APAC in CHF mn			**Total WM**[2] in CHF mn			**WM-related**[3] in CHF mn			**IB** in USD mn						
	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	LTM[1]	9M20	9M19	2019	2018	2017	2016
Net revenues reported	**3,121**	**2,371**	**2,279**	**10,353**	**7,449**	**7,492**	**14,598**	**10,478**	**10,630**	**9,358**	**7,381**	**6,239**	**8,216**	**8,215**	**8,688**	**8,572**
Real estate gains	-	-	-	(136)	-	(130)	(138)	-	(130)	(7)	-	-	(7)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**3,121**	**2,371**	**2,279**	**10,217**	**7,449**	**7,362**	**14,460**	**10,478**	**10,500**	**9,351**	**7,381**	**6,239**	**8,209**	**8,215**	**8,688**	**8,572**
o/w related to InvestLab transfer	25	25	98	40	40	229	268	268	327	-	-	-	-			
o/w related to SIX revaluation	-	-	-	341	-	-	498	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	134	134	-	134	134	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**3,096**	**2,346**	**2,181**	**9,702**	**7,275**	**7,133**	**13,560**	**10,076**	**10,173**	**9,351**	**7,381**	**6,239**	**8,209**	**8,215**	**8,688**	**8,572**
Provision for credit losses	**244**	**230**	**41**	**396**	**354**	**107**	**593**	**519**	**139**	**516**	**447**	**36**	**105**	**52**	**61**	**15**
Total operating expenses reported	**2,085**	**1,550**	**1,517**	**6,579**	**4,883**	**4,761**	**9,035**	**6,687**	**6,629**	**7,343**	**5,492**	**5,227**	**7,078**	**7,313**	**7,573**	**7,998**
Restructuring expenses	(2)	(2)	-	(54)	(54)	-	(72)	(72)	-	(36)	(36)	-	-	(360)	(235)	(288)
Major litigation provisions	-	-	-	15	12	27	14	11	24	(25)	(25)	-	-	(12)	-	(7)
Expenses related to real estate disposals	-	-	-	(10)	(2)	(17)	(14)	(3)	(22)	(69)	(22)	(31)	(78)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	-
Total operating expenses adjusted	**2,083**	**1,548**	**1,517**	**6,530**	**4,839**	**4,771**	**8,963**	**6,623**	**6,631**	**7,213**	**5,409**	**5,196**	**7,000**	**6,941**	**7,330**	**7,703**
Pre-tax income/(loss) reported	**792**	**591**	**721**	**3,378**	**2,212**	**2,624**	**4,970**	**3,272**	**3,862**	**1,499**	**1,442**	**976**	**1,033**	**850**	**1,054**	**559**
Total adjustments and significant items	(23)	(23)	(98)	(602)	(130)	(369)	(966)	(338)	(459)	123	83	31	71	372	243	295
Pre-tax income/(loss) adj. excl. significant items	**769**	**568**	**623**	**2,776**	**2,082**	**2,255**	**4,004**	**2,934**	**3,403**	**1,622**	**1,525**	**1,007**	**1,104**	**1,222**	**1,297**	**854**
Pre-provision profit/(loss) adj. excl. significant items	**1,013**	**798**	**664**	**3,172**	**2,436**	**2,362**	**4,597**	**3,453**	**3,542**	**2,138**	**1,972**	**1,043**	**1,209**	**1,274**	**1,358**	**869**

1 9M20 LTM 2 SUB PC, IWM PB and APAC 3 SUB, IWM and APAC

CREDIT SUISSE Financial perspectives December 15, 2020 31

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/6)

Group in CHF mn	9M20	9M19
Net revenues adj. excl. significant items	**16,766**	**15,862**
o/w FX impact	(763)	-
Net revenues adj. excl. significant items at FXC	**17,529**	**15,862**
Provision for credit losses	**958**	**178**
o/w FX impact	(29)	-
Provision for credit losses at FXC	**987**	**178**
Total operating expenses adjusted	**12,294**	**12,496**
o/w FX impact	(557)	-
Total operating expenses adjusted at FXC	**12,851**	**12,496**
Pre-tax income/(loss) adj. excl. significant items	**3,514**	**3,188**
o/w FX impact	(177)	-
Pre-tax income/(loss) adj. excl. significant items at FXC	**3,691**	**3,188**
Pre-provision profit/(loss) adj. excl. significant items at FXC	**4,678**	**3,366**

Total WM[1] in CHF mn	9M20	9M19
Net revenues reported	**7,449**	**7,492**
o/w FX impact	(315)	-
Net revenues reported at FXC	**7,764**	**7,492**
o/w Real estate gains	-	130
o/w related to InvestLab transfer	40	229
o/w Pfandbriefbank gain	134	-
Net revenues adj. excl. significant items at FXC	**7,590**	**7,133**
Net interest income	**3,002**	**3,005**
o/w FX impact	(92)	-
Net interest income at FXC	**3,094**	**3,005**
Recurring commissions & fees	**1,680**	**1,784**
o/w FX impact	(83)	-
Recurring commissions & fees at FXC	**1,763**	**1,784**
Transaction-based revenues	**2,599**	**2,346**
o/w FX impact	(137)	-
Transaction-based revenues at FXC	**2,736**	**2,346**

Note: Figures at FXC are at constant average 9M19 FX rates 1 SUB PC, IWM PB and APAC

CREDIT SUISSE Financial perspectives December 15, 2020 32

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/6)

	SUB in CHF mn				IWM in CHF mn				APAC in CHF mn				WM-related[1] in CHF mn			
	2019	2018	2017	2016	2019	2018	2017	2016	2019	2018	2017	2016	2019	2018	2017	2016
Net revenues reported	5,905	5,443	5,314	5,720	5,816	5,320	5,055	4,721	3,029	2,759	2,814	2,658	14,750	13,522	13,183	13,099
Real estate gains	(223)	(21)	-	(366)	(45)	(2)	-	(54)	-	-	-	-	(268)	(23)	-	(420)
(Gains)/losses on business sales	-	(37)	-	-	-	(55)	28	-	-	-	-	-	-	(92)	28	-
Net revenues adjusted	5,682	5,385	5,314	5,354	5,771	5,263	5,083	4,667	3,029	2,759	2,814	2,658	14,482	13,407	13,211	12,679
o/w related to InvestLab transfer	98	-	-	-	131	-	-	-	98	-	-	-	327	-	-	-
o/w related to SIX revaluation	306	-	-	-	192	-	-	-	-	-	-	-	498	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	5,278	5,385	5,314	5,354	5,448	5,263	5,083	4,667	2,931	2,759	2,814	2,658	13,657	13,407	13,211	12,679
Provision for credit losses	109	127	75	79	49	37	28	20	55	28	16	27	213	192	119	126
Total operating expenses reported	3,223	3,325	3,576	3,619	3,702	3,673	3,745	3,612	2,052	2,099	2,064	2,041	8,977	9,097	9,385	9,272
Restructuring expenses	-	(101)	(59)	(60)	-	(115)	(70)	(54)	-	(37)	(25)	(17)	-	(253)	(154)	(131)
Major litigation provisions	(3)	(37)	(49)	(19)	30	-	(48)	12	-	(79)	-	-	27	(116)	(97)	(7)
Expenses related to real estate disposals	(12)	-	-	-	(21)	-	-	-	-	-	-	-	(33)	-	-	-
Expenses related to business sales	-	-	-	-	-	(47)	-	-	-	-	-	-	-	(47)	-	-
Total operating expenses adjusted	3,208	3,187	3,468	3,540	3,711	3,511	3,627	3,570	2,052	1,983	2,039	2,024	8,971	8,681	9,134	9,134
Pre-tax income/(loss) reported	2,573	1,991	1,663	2,022	2,065	1,610	1,282	1,089	922	632	734	590	5,560	4,233	3,679	3,701
Total adjustments and significant items	(612)	80	108	(287)	(377)	105	146	(12)	(98)	116	25	17	(1,087)	301	279	(282)
Pre-tax income/(loss) adj. excl. significant items	1,961	2,071	1,771	1,735	1,688	1,715	1,428	1,077	824	748	759	607	4,473	4,534	3,958	3,419
Pre-provision profit/(loss) adj. excl. significant items	2,070	2,198	1,846	1,814	1,737	1,752	1,456	1,097	879	776	775	634	4,686	4,726	4,077	3,545

1 SUB, IWM and APAC

CREDIT SUISSE
Financial perspectives
December 15, 2020
33

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/6)

	SUB PC in USD mn		IWM PB in USD mn		APAC in USD mn		Total WM[1] in USD mn	
	9M20	9M19	9M20	9M19	9M20	9M19	9M20	9M19
Net revenues reported	**2,438**	**2,227**	**2,932**	**3,007**	**2,507**	**2,288**	**7,877**	**7,521**
Real estate gains	-	(117)	-	(13)	-	-	-	(131)
(Gains)/losses on business sales	-	-	-	-	-	-	-	-
Net revenues adjusted	**2,438**	**2,109**	**2,932**	**2,994**	**2,507**	**2,288**	**7,877**	**7,391**
o/w related to InvestLab transfer	-	-	16	132	26	98	42	230
o/w related to SIX revaluation	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	142	-	-	-	-	-	142	-
Net revenues adj. excl. significant items	**2,296**	**2,109**	**2,917**	**2,862**	**2,481**	**2,190**	**7,693**	**7,161**

Note: CHF figures converted into USD at average exchange rates of 0.9961 for 9M19 and 0.9456 for 9M20 1 SUB PC, IWM PB and APAC

CREDIT SUISSE Financial perspectives December 15, 2020 34

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE Financial perspectives December 15, 2020 35

   Notes (2/2)  36  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

 December 15, 2020  37

   Andre Helfenstein, CEO Swiss Universal BankHelman Sitohang, CEO Asia PacificPhilipp Wehle, CEO International Wealth ManagementDecember 15, 2020  Credit Suisse Investor Update 2020Accelerating growth in Wealth Management

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Accelerating growth in Wealth Management

Our core principles…

- Our unique **"Bank for Entrepreneurs"** model is a differentiator
- **Invest most of marginal capital** generated[1] into Wealth Management
- **Sustainable investment solutions** to be at the core of our offering
- Build on our **successful collaboration** with the Investment Bank and Asset Management
- Our business model is geared to deliver **operating leverage**

…drive our key initiatives…

1. Build on our Bank for Entrepreneurs
2. Enhance our financing solutions
3. Grow mandates leveraging our House View
4. Capture opportunities in Private Markets
5. Develop sustainable investing and financing solutions
6. Accelerate digital transformation
7. Extend collaboration with GTS and the Investment Bank

…to deliver growth ambitions

- Deliver RoRC† of 20-25% in the medium-term[2]
- Deliver PTI of CHF 5.0-5.5 bn in 2023[2]

† RoRC is a non-GAAP financial measure, see Appendix
1 Post dividends, share buybacks and potential impact from RWA methodology changes 2 Relates to ambitions for the combined results of SUB, IWM and APAC divisions

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 3

SUB - Strategic Priorities

'High-touch':

Drive business momentum and growth

- Build on our **leading positions** in the 'high-touch' segment to **outgrow the market** with U/HNW, institutional and large corporate clients
- Deliver the universal bank experience leveraging our **Investment Bank and Asset Management capabilities** and **strong connectivity to GTS**
- **Selected RM hires** and further build-out of **competitive institutional platform**
- Drive **sustainability** and **Private Markets opportunities**

'High-tech':

Accelerate digitalization and streamline business model

- Position as **digital leader in retail and affluent business** with newly launched digital offering CSX
- **Integration of NAB** on track resulting in unified coverage, processes and offering
- **Optimize branch footprint** while rolling out innovative new branch concept

Ambition

- Grow above market in both 'high-touch' and 'high-tech' segments
- Expect to generate gross cost savings of ~CHF 100 mn per annum from 2022 onwards[1]
- Goal to further reduce cost/income ratio

Medium-term ambition growth rates (p.a.)[2]

CBV	Mid-single digit
NNA	1-3%
Lending	Low-single digit

Selected Accolades

- Euromoney 2020 – *Switzerland's Best Bank (third consecutive year)*
- The Banker – *Switzerland's Bank of the Year*
- Euromoney 2020 – *Switzerland's Best Investment Bank*
- dealogic **#1** – *Investment Banking in Switzerland YTD*[3]

1 Part of the expected ~CHF 400-450 mn gross savings per annum from our restructuring program 2 SUB PC 3 Dealogic 2020 YTD as of December 11, 2020

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 4

IWM - Strategic Priorities

A franchise with significant additional potential…

- **Strong Wealth Management growth** in regions serviced by IWM[1]
- **Top 3 position** across the regions in which we operate[2]
- **Leading service model for UHNW** clients (>60% of IWM PB AuM) based on our position as leading wealth manager with strong investment banking capabilities

…leveraging the relentless focus on our clients' needs…

- Thoroughly apply **business segmentation based on client needs**
- Deploy our **newly created capabilities** in Sustainable Client Solutions, International Financing Group and IB Advisory
- Invest into **RM and solution specialist hiring** across our growth regions

…and evolving our operating model

- Drive **digital transformation further**, **harmonize and upgrade platforms** across onshore locations
- **Focus on operating efficiency** to largely self-fund growth investments

Ambition

- Capture PB market growth for sustained revenue momentum
- Deliver annual cost/income ratio improvements, also capitalizing on expected ~CHF 80 mn gross cost savings in 2021
- Increase RoRC†, also by enhancing capital efficiency and capital velocity

Medium-term ambition growth rates (p.a.)[3]

CBV	Mid- to high-single digit
NNA	4-6%
Lending	High-single digit

Selected Accolades

- *Best Private Banking Services overall in Middle East*
- *Best Bank for Wealth Management in Latin America*
- *Best Bank for Wealth Management in Central and Eastern Europe*
- *Excellence in Leadership in Western Europe*

† RoRC is a non-GAAP financial measure, see Appendix 1 Emerging Markets ~7 to 12%, Western Europe ~4% CAGR 2020 to 2024; total financial wealth of households with >USD 1 mn wealth; Oliver Wyman
2 Euromoney PB and Wealth Management Survey, Best PB services overall, 2015 to 2020 average 3 IWM PB

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 5

APAC - Strategic Priorities

Leverage our differentiated integrated model

- Selectively **broaden UHNW and Entrepreneur focus clients** with strategic hires across the region
- **Deepen tailored product offering** for growth in financings, managed solutions and Private Markets activities

Drive diversified growth and collaboration upside

- **Invest in our leading country franchises** to capture alpha, and continue **long-term build out of China onshore capabilities**
- **Grow wealth-linked strategic solutions** and distribution, including with GTS, SRI and Asset Management

Seek operational excellence

- Improve our **client experience** with digitalization, data management and automation
- Continue to **enhance our risk and controls** to support our ambitions

Ambition

- Grow APAC regional revenue contribution to Group from current ~20%[1]
- Benefit from higher capital deployment in wealth management
- Top 3 rankings in wealth management and IBCM businesses

Medium-term ambition growth rates (p.a.)

CBV	Double digit
NNA	6-8%
Lending	Double digit

Selected Accolades

- Euromoney 2020: *Asia's Best Bank for Wealth Management (3rd time in 5 years)*
- dealogic #3: *IBCM SoW for APeJ YTD[2]*
- Asset Asian Awards Triple A: *Asia's Best Bank for Investment Solutions*
- AsiaRisk Awards 2020: *Equity Derivatives House of the Year*

1 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management
2 Dealogic 2020 YTD as of December 11, 2020 (APAC excl. Japan and onshore China among international banks)

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 6

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Build on our Bank for Entrepreneurs

Key theme: Global wealth pools are expected to continue to grow; +6% in Developed Markets and +11% in Emerging Markets per annum[1]

Key strategic actions

Strategic Clients

- **Deepen share of wallet** with key Strategic Clients based on integrated advisory and institutional-style solutions
- Selectively **extend Strategic Clients list**

(U)HNW clients

- **Broaden onshore footprint** to tap into fast growing markets, notably China

HNW / Affluent clients

- **Build scale** by offering an analytics driven multi-channel advisory offering

Relationship Managers

- Build on recent **strategic hires and team lift-outs** across Brazil, LatAm, Russia, India and Greater China
- Selectively **add further senior relationship managers** and bankers to our platform

Our ambition

Client Business Volume growth[2]

CAGR, excluding estimated cumulative FX impact


Mid- to high-single digit
~6.5%
2015 - 2019
Medium-term ambition

	2015 - 2019	Medium-term ambition
NNA growth[3]	~4.5%	Mid-single digit

1 CAGR 2020 to 2024; total financial wealth of households with >USD 1 mn wealth; Oliver Wyman 2 Relates to SUB PC, IWM PB and APAC based on management data, estimates and assumptions
3 Relates to SUB PC, IWM PB and APAC

CREDIT SUISSE | Accelerating growth in Wealth Management | December 15, 2020 | 7

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Enhance our financing solutions

Key theme: Lower-for-longer interest rates increase attractiveness of financing solutions

Key strategic actions

Build on existing client base

- Focus on **key Strategic Clients with existing relationships** across SUB, IWM and APAC
- Selectively expand lending relationship with **UHNW and entrepreneur clients**

Deliver seamless holistic client offering

- Maintain **balanced origination** across standard Lombard and structured lending
- Focus on **integrated solution delivery** leveraging the International Financing Group and APAC Strategic Products as one-stop-shop solution provider
- **Institutionalize Lombard lending** by making it a core part of the investment process and enhance the use of data analytics

Focus on capital velocity

- Further **increase capital velocity** via GTS 'originate and distribute' model

Our ambition

Lending growth[1]

CAGR, excluding estimated cumulative FX impact


~4.5%
2015 - 2019
Mid- to high-single digit
Medium-term ambition

Maintain rigorous credit standards

Consistent with through-the-cycle <10 bps PCL ratio[2,3]

1 Reflects net loans for SUB PC, IWM PB and APAC and based on management data, estimates and assumptions 2 Provision for credit losses related to loans held at amortized cost (annualized) as % of average gross loans held at amortized cost 3 For the periods 2010-9M20, relates to SUB, IWM and APAC

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 8

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Grow mandates leveraging our House View

Key theme: Investors search for yield and alpha generating solutions

Key strategic actions

Promote House View

- **Discretionary mandates have outperformed** around 2/3 of advisory client portfolios[1]
- Continue to **grow mandate penetration** by leveraging Credit Suisse House View

Grow UHNW mandates

- **Deepen penetration of UHNW mandates** through bespoke Platinum discretionary solutions and new dedicated UHNW advisory solutions

Innovate product suite

- Further **roll out sustainability mandates**
- **Roll out Endowment-style mandates** and further build out Private Equity inclusion in Platinum mandates

Our ambition



Mandate penetration[2]
24%
28%
~33%
2016
3Q20
Medium-term ambition

1 Performance of discretionary mandates versus non-discretionary client portfolios (3 years to September 2020) of PB clients in SUB, IWM and APAC that are booked in Switzerland
2 Relates to SUB PC, IWM PB and APAC

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 9

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Capture opportunities in Private Markets

Key theme: Accelerating shift from public to Private Markets and growing demand for Alternatives

Key strategic actions

Grow Alternatives feeder funds
- **Grow our Alternatives penetration** in client portfolios towards the Strategic Asset Allocation benchmark of our House View

Expand bespoke UHNW solutions
- **Expand strategic UHNW "gateway"** for direct investments and Alternatives
- **Drive equity and credit linked private solutions** through GTS

Enhance Asset Management platform
- Build on successful **Alternatives Asset Management platform** around our Credit, Private Equity, Real Estate and Private Fund Group franchises

Develop Corporate & Institutional solutions
- **Leverage our capital velocity platforms** through both securitized transactions and fund-based solutions

Our ambition

Distribution of Alternatives and PE feeder funds[1]
in CHF bn, p.a.


~3x
5-7
2
2018 - 2019
Medium-term ambition

1 Distribution of Private Equity and (Semi-) Liquid Alternatives fund solutions from SRI - Investment Solutions & Products to wealth management clients

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 10

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Develop sustainable investing and financing solutions

Key theme: Game-changer in the importance of sustainability

Key strategic actions

Develop Private Client solutions

- Grow **sustainable mandates** and **investment products**
- **Integration of ESG factors** in client portfolio reporting

Accelerate Asset Management shift to sustainability

- **Scale up ESG integration**, active ownership and proxy voting
- Recently announced **partnership with Equilibrium Capital** to develop sustainable infrastructure and resource management solutions

Innovate products and industry standards

- Accelerate **sustainable financing** and support **client transition**
- Active contribution in **industry initiatives and standards**

Examples of sustainable solutions & partnerships

IS&P Climate Focus Mandate

- Covers five climate-related themes: water and the ocean; green energy; smart cities; food and agriculture; and health and inclusion

GTS structured notes with green use of issuance proceeds

A powerhouse in Swiss, European and Global Real Estate products – named global sector leader by GRESB

green property® | GRESB

Signatory of key industry standards for banking and investment products

Founding Signatory of: UNEP Finance Initiative – Principles for Responsible Banking | Impact Investing Institute | Signatory of: PRI Principles for Responsible Investment | GIIN | Poseidon Principles

Credit Suisse | Accelerating growth in Wealth Management | December 15, 2020 | 11

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Accelerate digital transformation

Key theme: Step-change in digitalization as COVID-19 accelerates changing client behavior

Key strategic actions

Leverage data analytics for Wealth Management clients

- Leverage data analytics and AI to **proactively deliver solutions** to clients and **empower relationship managers**
- Use of data analytics to **institutionalize Lombard lending** and making it a core part of the investment process

Enhance digital product capabilities

- Continue to **build on electronic trading solutions** across asset classes
- **Expand self-service capabilities** as part of a full omni-channel digital service model

Build on Digital Banking

- Build on recently launched **CSX offering, our full digital banking suite in one single app**
- Focus on **digital innovation** and **ecosystem partner-ships** to continuously improve **customer experience**

CSX

Sample metrics

+125%	YoY increase in transaction-based revenues in online banking in IWM Private Banking International[1]
~50%	Conversion rate of RM opportunities in IWM Private Banking International[1]
~4,500	APAC DPB users[2]
+220%	APAC DPB equity trading volume YoY[2]
~30k	Automated portfolio quality checks per month in APAC
63% +10 pp. YoY	Mobile sessions in % of total sessions (SUB private and small enterprise clients)[3]
97%	Digital onboardings (SUB private clients)[4]

1 Private Banking International is a Business Area within IWM, catering to classic Private Banking clients domiciled in IWM markets and booked in Switzerland; metrics as per October 31, 2020
2 APAC Digital Private Banking offering, as of November 2020 3 Mobile sessions in % of total sessions incl. app and browser; includes the business areas Wealth Management Clients, Premium Clients and Direct Banking, as of November 2020 4 As of November 2020, includes all natural persons in the business areas Wealth Management Clients, Premium Clients and Direct Banking

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 12

1 Business Volume | 2 Lending growth | 3 Mandate penetration | 4 Private Markets | 5 Sustainable solutions | 6 Digital transformation | 7 GTS and IB

Extend collaboration with GTS and the Investment Bank

Key theme: Investors are looking for access to institutional-style solutions

Key strategic actions

Leverage GTS investment engine

- **Deliver alpha solutions** and build on success in **growing Structured, ESG & Thematic Products** offering leveraging House View and Supertrends themes

Grow bespoke transactions

- **Grow number of landmark transactions** by deepening Strategic Clients relationships

Leverage UHNW Advisory / M&A

- Build on success in APAC and SUB through build-out of **IWM Investment Banking Advisory capabilities** for strategic UHNW clients

Leverage IB Markets platform

- **Expand IB Markets offering** for sophisticated UHNW clients

Our ambition

Structured Products penetration[1]
as % of AuM


3.1%
3.8%
4.3%
4.6%
6.9%
2017
2018
2019
9M20
Peers top quartile[2]

WM-related revenues in collaboration with GTS[3]
in USD terms


+48%
+32%
9M17
9M18
9M19
9M20

SUB	Leverage #1 position in M&A advisory and ECM[4]
APAC	Leverage Top 3 IBCM positions[5]
IWM	Grow mid-market M&A share in collaboration with the Investment Bank

1 Reflects the share of structured products as percentage of AuM across UHNW, HNW and entry-HNW clients in SUB PC, IWM PB and APAC as well as External Asset Managers in SUB C&IC
2 2019 McKinsey private banking survey 3 Includes institutional-style solutions for Wealth Management clients 4 Dealogic 2020 YTD as of December 11, 2020 5 Dealogic 2020 YTD as of December 11, 2020 (APAC excl. Japan and onshore China among international banks)

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 13

We are accelerating our growth in Wealth Management

Capture growth opportunities across Wealth Management...

Medium-term ambition growth rates

	SUB[1]	IWM[2]	APAC
Grow client business volume[3]	Mid-single digit	Mid- to high-single digit	Double digit
Attract NNA[3]	1-3%	4-6%	6-8%
Extend lending[3]	Low-single digit	High-single digit	Double digit
	Maintain rigorous credit standards, historic <10 bps PCL ratio		
Deepen mandate penetration	Drive mandate penetration from 28% to ~33% in the medium-term with a focus on sustainable solutions		
Grow Private Markets	Increase Alternatives and PE feeder funds distribution[4] from CHF 2 bn p.a. to CHF 5–7 bn p.a.		
Accelerate digital transformation	Leverage data analytics, enhance digital product capabilities and build on recently launched CSX offering		
Strengthen collaboration	Extend collaboration with GTS		
	Build on leading Advisory position in SUB / APAC[5] and drive mid-market opportunity in IWM		

...to deliver PTI of CHF 5.0 to 5.5 bn in 2023

Wealth Management-related[6] key metrics


PTI
in CHF bn
4.0
5.0-5.5
9M20 LTM
adj. excl. significant items
2023
Ambition

	9M20 LTM	2023 Ambition
RoRC†	18% adj. excl. significant items	**20-25%**

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix of the CEO and CFO Investor Update presentations
† RoRC is a non-GAAP financial measure, see Appendix 1 SUB PC 2 IWM PB 3 Excluding estimated cumulative FX impact based on management data, estimates and assumptions 4 Alternative fund solutions from SRI - Investment Solutions & Products to wealth management clients 5 Dealogic 2020 YTD as of December 11, 2020 6 Includes SUB, IWM and APAC

CREDIT SUISSE Accelerating growth in Wealth Management December 15, 2020 14

 Appendix  15  December 15, 2020

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE
Accelerating growth in Wealth Management
December 15, 2020
16

   Notes (2/2)  17  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

   Lydie Hudson, CEO Sustainability, Research & Investment SolutionsLara Warner, Chief Risk and Compliance Officer December 15, 2020  Credit Suisse Investor Update 2020Delivering our Sustainability aspirations

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Agenda  The Power of SRIDelivering Sustainable SolutionsEnabling Client TransitionsLeadership on Standard SettingDriving our own TransitionAdapting our Culture    New commitments announced today    Strategy  Propelling our ambition to be a leader in Sustainability  3  December 15, 2020

The power of SRI – Sustainability and Insight Creation Globally Under one Roof

SRI at Credit Suisse

Sustainability Strategy, Advisory & Finance

Focus themes

Support disruptors in making **step changes**



Sustainable disruption
Climate transition
Sustainable land, food, and water systems

Enable clients to **transition** current operations and business models

Protect what is precious today

Led by the Chief Sustainability Officer, drives the group Sustainability strategy at Credit Suisse

- ✓ **Sustainable investing and financing frameworks and client advisory**
- ✓ **Thought leadership**
- ✓ **Industry partnerships and initiatives**

Securities Research



Cover major securities globally

Sectors coverage by market cap



Telecom
Other
Materials
Industrials
Tech
Energy & Utilities
Health Care
Financials
Consumer
28%
20%
16%
10%
10%
7%
5%
3%
1%

Led by the Global Head of Securities Research and powered by ~260 analysts covering ~3,000 securities

- ✓ **Thematic research across public and private markets**
- ✓ **Data & analytics**
- ✓ **ESG integration**

Investment Solutions & Products

80+ Economists and Research Analysts[1]

CHF ~140 bn Discretionary and Advisory Mandates[1]

500+ Global investment specialists[1]

15+ bn Alternative Investments[1]

170+ Product specialists[1]

Led by the Chief Investment Officer, provides economic and thematic views and sustainable investment solutions

- ✓ **House View**
- ✓ **Content creation**
- ✓ **Mandates**
- ✓ **Alternatives & private markets**

Marketing

Corporates | Institutions | Wealth clients | CS investors | Society | Our business | Our employees

1 IS&P data points as of September 2020

CREDIT SUISSE

Delivering our Sustainability aspirations

December 15, 2020

4

We launched SRI in July 2020 to enable the next stage of our journey and help facilitate the ESG transition

Our ESG journey



1
Traditional CSR and responsible banking
Beginner
2
Preliminary integration of sustainability into business activities
Evolving
3
Sustainability integration at scale
Established
Our Ambition
4
Sustainability integrated with strategy
Leader

- A core component of our strategy
- Leading ESG products, services and advisory capabilities for clients
- Excellent ESG research and content
- Standard setter for the industry
- Best-in-class disclosures and transparency

Opportunity to facilitate transition financing…



Projected financing volumes ($T)
30
20
10
0
1
14
2
14
6
13
8
13
10
12
10
13
2020
2022
2024
2026
2028
2030
Transition Financing Need
Global Financing (traditional)

Source: Global Financial Markets Association (GFMA); BCG Database; BCG analysis

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
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…established with clear governance underpinned by commitments

Leadership and Governance as announced on July 30

Board of Directors
Iris Bohnet
Sustainability Leader

↕

Executive Board
Lydie Hudson
SRI CEO

↕

Sustainability Leadership Committee
Senior representatives from each division and control function to drive & execute strategy

Commitments to propel our progress as announced on July 30

Grow & Enhance

- Goal to provide at least **CHF 300 bn of sustainable financing** over the next 10 years
- Enhanced consideration of **biodiversity** in lending and capital market transactions

Transition

- Reposition corporate **oil & gas** business by reducing exposure to traditional business
- Utilize our broader **Energy Transition Frameworks** to guide engagement with high carbon-emitting industries

Restrict

- No lending or capital markets underwriting to any company deriving more than 25% of their revenue from **thermal coal extraction**[1,2] **or coal power**[1,3]
- No financing related to offshore and onshore oil & gas projects in the **Arctic region**

1 Direct lending 2 Unless such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies aligned with the Paris Agreement; for greater certainty, these exclusions do not apply to metallurgical coal 3 Unless company can demonstrate decreasing share of coal in generation portfolio consistent with our Energy Transition Framework or such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies (and will continue our policy of not financing the development of new coal-fired power plants)

CREDIT SUISSE Delivering our Sustainability aspirations December 15, 2020 6

   Delivering Sustainable Solutions          1  Driving our own Transition          4  Enabling Client Transitions          2  Adapting our Culture          5  Ambition to provide sustainable investment solutions at the core of our offering to wealth management and institutional clients  Commitment to provide at least CHF 300 bn in sustainable financing for our corporate clients over the next 10 years  Commitment to Science Based Targets initiative1, alignment to the Paris Agreement and re-positioning our portfolio for the transition  Reflect our sustainability ambitions across our franchise with a focus on Diversity & Inclusion, Code of Conduct and enhanced reporting   Leadership on Standard Setting      3  Ambition to help solve societies big problems through collaboration with NGOs and industry leaders        7  For our clients  Focus of Sustainability Strategy going forward  For the firm  1 The Science Based Targets initiative (SBTi) drives ambitious climate action in the private sector by enabling companies to set science-based emissions reduction targets     December 15, 2020

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

As the Bank for Entrepreneurs, we innovate to provide Sustainable Solutions

★ Announced today

Ambition: Sustainable investment solutions will be at the core of our offering to wealth management and institutional clients

CS Sustainability Framework

Traditional Investments	Exclusion	★ ESG Integration	Thematic & impact investing		Philanthropy
			Thematic & impact aligned	Impact investing	

Enhancing product and solutions offering with ESG integration at the Core

- Extending breadth and depth of **ESG investable products** to meet client appetite
- Tailoring **ESG financing framework** to enable wealth management clients' access to **transition lending**
- Essential will be the scaling-up of active ownership and proxy voting activities
- Educating RMs and product specialists on ESG offering and finance framework

Examples of sustainable solutions and partnerships

IS&P Climate Focus Mandate: Sustainability offering

✓ With this actively-managed discretionary solution, our clients can get exposure to companies that contribute to efforts to adapt to and/or mitigate climate change

Asset Management & Equilibrium sustainable joint venture

✓ Partnership to jointly develop and manage a platform that provides investors with access to sustainable infrastructure and resource management projects

GTS structured notes offering: Green use of issuance proceeds

✓ Structured notes incorporate an impact-aligned use of proceeds with exposure to the 'MSCI ESG Rating Select Indices' on either US or Eurozone equities

Global Real Estate products focus on ESG integration

✓ Over the last 15 months, we intensified ESG integration for all CS AM Real Estate funds, capturing over CHF 30 bn AuM and 14 funds

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
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Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

Mobilizing capital to facilitate our clients' transitions

Goal to provide at least CHF 300 bn of sustainable financing to support transition strategies (renewables, Green/Blue/Transition bonds, low-carbon energy solutions and UN SDG aligned financings) over the next 10 years

Transition is a material topic for our corporate and institutional clients

- Providing strategies and solutions to transition operations, predominately focused on high carbon emitting industries
- Intending to align IB footprint to support the objectives of the Paris Agreement by increasing lending to support energy transition
- Global Trading Solutions is intended to bridge the requirements of our Wealth Management clients with investment banking capabilities (e.g., structured notes)

Oil & Gas exposure[1] trending down allowing for increased lending to support energy transition in USD bn
(24)%
9.1
7.7
7.5
6.9
Non-IG 2.9
Non-IG 3.4
Non-IG 3.1
IG 4.8
IG 4.1
IG 3.8
4Q15
1Q20
2Q20
3Q20

NRG's landmark Sustainability-Linked Bond offering

nrg

- **USD 900 mn 2.450%** Sustainability-Linked Bond (SLB) **due 2027**
- The **transaction** is a landmark issuance with NRG pioneering the **first SLB from a North American company and first in its industry outside Europe**
- CS served as **active bookrunner** on the offering
- **Framework** has been prepared in accordance with the **SLB Principles** and alignment **verified by Vigeo Eiris**


Selection of KPIs
Calibration of SPTs[2]
Bond features
Reporting
Verification

1 Oil & Gas net lending exposure in Corporate Bank 2 SPTs: Sustainability performance targets

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
9

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

We are focused on partnering with industry leaders and NGOs to drive best-in-class standard setting

We are signatory to critical industry initiatives and actively participate in sustainability networks globally…

Founding Signatory of: UNEP Finance Initiative – Principles for Responsible Banking
Equator Principles
Climate Bonds Initiative
Signatory of: PRI – Principles for Responsible Investment
The Green Bond Principles
U.S. Alliance for Sustainable Finance
United Nations Global Compact
Climate Action 100+
Poseidon Principles
Swiss Sustainable Finance
Certified Sustainable Palm Oil – RSPO
öbu – Der Verband für nachhaltiges Wirtschaften
Investing for Impact
Energy Transitions Commission
GIIN
the Wolfsberg Group
2° Investing Initiative
High Level Panel for a Sustainable Ocean Economy
FAIRR – A Coller Initiative
Impact Investing Institute
CPIC
The Thun Group of Banks
ICGN – International Corporate Governance Network

Selected highlights

- **Sustainable Transition Bonds** – partnered with the **Climate Bonds Initiative** in a landmark initiative to help create a framework for transition finance
- Participated in **voluntary Swiss climate-alignments test** based on PACTA methodology to create greater transparency regarding the climate compatibility of financial flows
- Joined **global RE100 initiative**, with a public commitment to source 100% renewable electricity across our entire global operations by 2025
- Ongoing **inclusion in leading sustainability indices** such as Dow Jones Sustainability Index (DJSI)

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Delivering our Sustainability aspirations
December 15, 2020
10

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

ESG risk management is essential to driving our own transition

Clear alignment with Benchmark Standards and Ambitions

★ Announced today

1 Commitment to develop **Science Based Targets** within the next 24 months, including our commitment to achieve **net zero emissions from our financing** no later than 2050, with intermediate emissions goals for 2030

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

★ Announced today

2 Aligning our financing with the **Paris Agreement objective of limiting global warming to 1.5° C**

Continued transparency on our plans and governance

Leadership and Governance

- **Global Head of Reputational, Sustainability and Climate Risk**, reporting to Global Head of Credit Risk Management
- **Group Board and Management Board Oversight** of climate and sustainability related risks
- **Climate Risk Strategy embedded in broader Risk Management Governance** (i.e., PCR cycle of CARMC)

Reporting and Disclosure

- Further enhanced **TCFD reporting in 2021** and planning stages for select **SASB disclosures**
- Seek to provide **quantitative climate-related disclosures,** e.g., corporate lending exposure to carbon-related sectors
- **Investment in data and infrastructure** to enable reporting and disclosure
- Publication of Statement on **Biodiversity**

Client Energy Transition Frameworks

- Assess our **clients' transition readiness and progress for critical sectors including oil & gas and coal**, to support our CS-internal risk analysis
- **Train employees** on client engagement and transition frameworks
- Develop and roll-out of client energy transition frameworks for **additional industry sectors**

Sector Restrictions

- **Guardrails on financing** for sensitive sectors announced on 30 July, 2020:
  - No lending or capital markets underwriting to any company deriving more than 25% of their revenues from **thermal coal extraction[1,2], coal power[1,3]**
  - No financing related to offshore and onshore oil & gas projects in the **Arctic region**

1 Direct lending 2 Unless such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies aligned with the Paris Agreement; for greater certainty, these exclusions do not apply to metallurgical coal 3 Unless company can demonstrate decreasing share of coal in generation portfolio consistent with our Energy Transition Framework or such transaction is to help the company specifically transition and the use of proceeds are tied to such transition strategies (and will continue our policy of not financing the development of new coal-fired power plants)

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
11

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

Spotlight on Client Energy Transition Frameworks

The Client Energy Transition Frameworks (CETFs)[1] consist of the identification of **priority sectors / industries and a methodology to classify clients** that operate in these sectors according to their energy transition readiness. **Lending to "Unaware" clients is phased out.**


Unaware
Little to no evidence of steps towards transition
Aware
Identifies and manages risks
Strategic
Transition strategy in place
Aligned
Overall business is aligned to the Paris Agreement
Green
Fully or predominantly climate-friendly business
Minimum social and environmental standards
Credible disclosure of ESG information

- ✓ Phase 1 Roll-out (live: as of Dec 2020): Oil & Gas, Coal Mining and Utilities / Power Generation
- Phase 2 Roll-out (internal target: Q1 2021) to cover: Shipping, Aviation and Commodities Trade Finance
- Phase 3 Roll-out (internal target: end of 2021) to cover: Manufacturing, Construction / Real Estate, Agriculture & Forestry

1 Internal definitions and classification apply, for instance on a revenue-based approach, to determine in-scope clients

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
12

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

Governance enables our ESG strategy across the Board of Directors, Executive Board and Divisions

Enabled by governance committees at the Board and Management levels

Board-level committees

★ Announced today

Sustainability Advisory Committee

Meets 4x per year

- Building off the appointment of **Iris Bohnet, committee to be launched in 1Q21**
- Will consist of **outside advisors** and members of the **BoD** and **ExB**
- Will cover firm ESG strategy and execution

Conduct & Financial Crime Control Committee

Meets 6x per year

- Launched in 2019
- **Chaired by Christian Gellerstad**
- Covers all **conduct and financial crime topics**

Management committees

Sustainability Leadership Committee

Meets monthly

- Chaired by the **SRI CEO** and **CSO**
- Consists of **divisional and control function leads** to drive ESG strategy for our clients and our operations

Group Conduct and Ethics Board

Meets quarterly

- Co-chaired by **SRI CEO** and **Head of Human Resources**
- Oversight of **culture and conduct topics**

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
13

Delivering Sustainable Solutions
Enabling Client Transitions
Leadership on Standard Setting
Driving our own Transition
Adapting our Culture

Purpose, conduct and culture will help to enable our execution

Purpose

We build lasting value by serving our clients with care and entrepreneurial spirit

Our approach to conduct and culture…

Foundation

Consistent set of values, expectations & framework for our employees

Focus on Diversity & Inclusion

Commitment

Diversity	+	Equality
Inclusion		Belonging

Stakeholder Engagement

Community | Clients | Employees | Investors | Government | Suppliers

Adapting through COVID-19 and with launch of SRI…

- **Dedicated Board oversight of Sustainability strategy**
- **Launched donor-advised matching program** in support of charities working to mitigate the hardship caused by COVID-19 and those supporting inequality, **raising CHF 25 mn**
- **Played a critical role in the bridging loan solution for Swiss companies,** granting **~16,500[1] COVID-19 bridging loans** with a total volume of **~CHF 3.2 bn[1]**
- **Refreshed Diversity & Inclusion strategy** with particular **focus on gender and Black Talent targets**
- **Published research on Gender and LGBT**
- **Launch of Purpose Statement in 4Q20 and planned refresh of Code of Conduct and Corporate Responsibility Report in 2021**

1 COVID-19 bridging loans data as of July 30, 2020

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
14

Ambition to lead in Sustainability

Integrating Sustainability in how we work with clients and across our operations, we continue to focus on:

- **Innovative ESG products, services** and **advisory capabilities** for clients
- **Taking action with our clients** in their transition journey, made more critical given COVID-19 disruption
- Being a **leading voice in ESG research**
- Being a **standard setter through partnership with industry groups and NGOs** in the fragmented ESG ecosystem
- **Best-in-class governance and disclosures** powered by a purpose driven culture

Recap of today's announcements…

1. Commitment to develop **Science Based Targets** within the next 24 months, including our commitment to achieve **net zero emissions from our financing** no later than 2050, with intermediate emissions goals for 2030
2. Aligning our financing with the **Paris Agreement objective of limiting global warming to 1.5° C**
3. **Aiming for Sustainable investment solutions to be at the core of our offering** to wealth management and institutional clients
4. **Mobilizing capital to facilitate our clients' transitions**
5. New **Sustainability Advisory Committee** focused on ESG at the **Board of Directors**

CREDIT SUISSE
Delivering our Sustainability aspirations
December 15, 2020
15

 Appendix  December 15, 2020  16

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE Delivering our Sustainability aspirations December 15, 2020 17

   Notes (2/2)  18  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

   Eric Varvel, Head of Asset ManagementDecember 15, 2020  Credit Suisse Investor Update 2020Positioning Asset Managementfor long-term growth

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Agenda and business overview

Agenda

- Progress since 2015
- 2020 update
- Market trends
- Strategic priorities going forward

Business overview

- ✓ **CHF 438 bn of AuM** at 3Q20 across a broad range of strategies
- ✓ **Market-leading specialist with global capabilities**
- ✓ **Strong distribution network** and growing connectivity with Wealth Management
- ✓ >70% of assets with **institutional investors**
- ✓ **~1,100 employees** with five major investment hubs

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 3

   4  December 15, 2020  Growing and well-diversified business mix  Assets under Managementin CHF bn    3Q20  2015  AM Operating Business2 AuM grew by 42% from CHF 280 bn to CHF 397 bn   1 Historically defined as traditional asset classes 2 Excluding Investments & Partnerships   29(9%)  91(28%)  Passive1  ICBCCS  88(27%)  Actively-managed1  101(31%)  Alternatives  321  140(32%)  103(24%)  129(29%)  Alternatives-lite1  Alternatives  34(8%)  438  On-going reorientation of actively-managed towards higher margin alternatives-lite  Actively-managed1  Investments& Partnerships  Passive1  25(6%)  Other   13 (4%)  Investments& Partnerships  7 (2%)  ICBCCS  Other

   5  December 15, 2020  Growing and well-diversified business mix  140(32%)  321  438  Passive1  Assets under Managementin CHF bn  3Q20  2015  +55%  91(28%)  includingIndex Solutions  Passive1  1 Historically defined as traditional asset classes

   6  December 15, 2020  Growing and well-diversified business mix  Alternatives-lite1  103(24%)  321  438  Actively-managed1  Assets under Managementin CHF bn    3Q20  2015  +17%  88(27%)  On-going reorientation of actively-managed towards higher margin alternatives-lite  Actively-managed1  includingFixed Income Balanced Solutions Equities   1 Historically defined as traditional asset classes

   7  December 15, 2020  Growing and well-diversified business mix  Alternatives  Alternatives-lite1  129(29%)  321  438  101(31%)  Alternatives  Assets under Managementin CHF bn  3Q20  2015  +52%  includingCredit Investments Group Global Real Estate Insurance-linked Commodities   includingFixed Income Balanced Solutions Equities   25(6%)  1 Historically defined as traditional asset classes

   8  December 15, 2020  Growing and well-diversified business mix  Assets under Managementin CHF bn  (1)%  29(9%)  ICBCCS  34(8%)  Investments& Partnerships  Other   13 (4%)  7 (2%)  ICBCCS  Other   Other includes York Capital Verde   321  438  Investments& Partnerships  3Q20  2015

   9  December 15, 2020  Strong growth in AM Operating Businesses with less reliance on Investments and Partnerships…  1 Historically defined as traditional asset classes 2 Percentages refer to share of total AuM including I&P  3Q20  2015  Investments& PartnershipsAuM in CHF bn  42  41  280  397  +42%  (1)%  AM Operating BusinessesAuM in CHF bn  Alternatives-lite1  Alternatives  On-going reorientation of actively-managed towards higher margin alternatives-lite  Actively-managed1  Passive1    140(32%)2  103(24%)2  129(29%)2  25(6%)2  88(27%)2  101(31%)2  91(28%)2  Actively-managed1  Passive1  Alternatives  (13%)  (9%)

...with growth in AM Operating Business driving PTI increase

IWM AM financial performance

Net revenues
in CHF mn



+22%
Investment and partnership income
Performance and placement revenues
Management fees
1,341
294
191
856
1,523
1,538
1,635
279
244
1,112
Total AM Operating Business revenue growth of ~30%
2016
2017
2018
2019

	2016		2019
Operating expenses (CHF mn)	1,055	+9%	1,155
PTI (CHF mn)	286	1.7x	479
PTI margin[1]	21%	1.4x	29%
RoRC†	28%	+32 pp	60%

Key growth factors

- **Growth in AM Operating Business[2] revenues** driven by Alternatives and Alternatives-lite offerings
  - Increased recurring **management fees** by CHF 256 mn or by 30%
  - Grew **performance and placement revenues** by CHF 53 mn or 28%
  - **Alternatives and Alternatives-lite** revenues increased by ~CHF 240 mn, accounting for ~75% of AM Operating Business[2] revenue growth
  - Increased AM Operating Business[3] **AuM** by 42% from CHF 280 bn to CHF 397 bn from 2015 to 3Q20
  - Generated CHF 63 bn AM Operating Business[3] **NNA** over 2016 to 2019 for an average annual NNA growth rate of 5%
- **Reduced reliance on Investments & Partnerships** from 22% contribution to total revenues in 2016 to 17% in 2019

† RoRC is a non-GAAP financial measure, see Appendix 1 Pre-tax income divided by net revenues 2 Excluding Investments & Partnerships
3 Excluding Investments & Partnerships NNA of CHF 7 bn and AuM of CHF 41 bn. Results excluding information included in our reported results are non-GAAP financial measures

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 10

2020 performance impacted by market headwinds

IWM AM pre-tax income
in CHF mn



340
266
203
14
77
9M19 reported PTI
9M20 reported PTI
Gain on InvestLab transfer
Restructuring and expenses related to real estate disposals
9M20 adj. PTI excl. InvestLab

Key drivers

- **Management fees** impacted by unfavorable FX movements and lower real estate transaction fees given COVID-19
- **Performance and placement revenues** lower due to reduced placement fees, losses on seed money investments in our funds and market impact on performance fees
- 9M20 **investments & partnership income** include CHF 203 mn gain on InvestLab transfer
- **Strong underlying business momentum and positioning going forward**
  - Significant actions taken expected to result in 2021 **gross cost savings of ~CHF 50 mn**
  - CHF 9.2 bn of net new assets in 9M20
  - Record Assets under Management

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix of the CEO and CFO Investor Update presentations

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 11

Investments & Partnerships

Summary of significant investments

- **York Capital Management** (AM AuM of CHF 5 bn)
  - Change in York strategy to wind down its European hedge funds business, primarily manage internal capital in its Multi Strategy fund and expected spin out of APAC (Credit Suisse intends to have continued interest); expecting impairment of ~USD 450 mn in 4Q20
- **ICBCCS** (AM AuM of CHF 34 bn)
  - Profitable and scaled asset management joint venture in China; AuM of RMB 1.25 tn (CHF 168 bn)
- **Verde Asset Management** (AM AuM of CHF 2 bn)
  - Brazilian hedge fund focused on Brazil Macro, Equities Long-Only and Global Macro
- **Real Estate Capital Partners**
  - LP investment in third-party real estate private equity fund family spun-off from Credit Suisse in 2010; fund losses in 2020 primarily due to COVID-19 impacts

Investments & Partnerships[1] – as of 3Q20


York
CHF 0.8 bn
ICBCCS
Other

Note: AuM figures as of 3Q20 1 Includes management company investments (post expected York impairment of ~USD 450 mn in 4Q20)

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 12

   13  December 15, 2020  Well positioned for growth  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix of the CEO and CFO Investor Update presentations1 Based on Consensus Summary published by Credit Suisse Group on October 21, 2020 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly  Growth trajectory  1        Excluding ~USD 450 mn impairment of interest in York Capital Management    IWM AM pre-tax incomein CHF mn

   14  December 15, 2020  Four key strategic priorities to capture growth potential      Continue to scalemarket-leading franchises  Expand alternatives, alternatives-lite and private market offerings  Acceleratefocus on ESG  Leverage Wealth Management for distribution    1    2    3    4                        Credit Suisse Asset ManagementStrategic Priorities

1 Continue to scale market-leading franchises

Excluding Investments & Partnerships

Passive	Actively-managed and Alternatives-lite	Alternatives	
Index Solutions Broad offering of products including ETFs	**Fixed Income** EM Credit, L/S, Supply Chain, Fixed Maturity Bond Series	**Real Estate** Diversified offering in Switzerland and international markets	**Credit Investment Group** Non-IG loans, CLOs, CLO Equity and Direct Lending (PCO)
	Equities Growing Thematics platform	**European Credit** Absolute return strategies across bonds, loans and derivatives	**NEXT** Private Equity Fin-tech
	Balanced Established mix of Fixed Income and Equity solutions	**Latin America** Credit and Real Estate franchises in Mexico and Brazil	**Insurance-Linked** Experienced ILS manager
	Municipal Bonds US-based platform	**Other strategies** QIS, Commodities, Energy Infrastructure, etc.	**Private Fund Group** Top placement agent
Continue to launch new initiatives (e.g., ETFs) and expand institutional/retail offerings to maximize scale	**Continue to reposition core franchises towards higher-margin alternatives-lite solutions**	**Scale existing platforms and develop new businesses to capture growing private market activities and bank disintermediation trends**	

Case studies (highlighted): Index Solutions, Fixed Income, Equities, Real Estate, Credit Investment Group

CREDIT SUISSE

Positioning Asset Management for long-term growth

December 15, 2020

15

1 Focus on products and markets where we have a distinct competitive advantage

Alternatives

Scale market-leading businesses

Credit Investments Group: Award-winning credit platform
- Deep relationships with PE, financial intermediaries, 800+ corporates
- 2020 GlobalCapital Broadly Syndicated CLO Manager of the Year

Global Real Estate: Market-leading real estate franchise
- Largest provider of real estate investments in Switzerland
- 4th largest provider of Europe RE investments and Top 10 globally[1]

Actively-managed and Alternatives-lite

Continue to reposition towards Alternatives-lite

Fixed Income: Innovative/higher-margin offerings
- Growing Alternatives-lite offerings include Fixed Maturity Bond series, Supply Chain Finance funds, Long/Short and Credit Opportunities
- Launch of new CS Investment Partners Convertible bond business

Equities: Thematic Equity Fund Offerings (ITD performance[2])

CS (Lux) Security Equity Fund (May '13)	+219%
CS (Lux) Robotics Equity Fund (June '16)	+112%
CS (Lux) Digital Health Equity Fund (Dec '17)	+106%
CS (Lux) Edutainment Equity Fund (Sept '19)	+29%

Passive

Maximize scale of Index businesses

Index Solutions: Key initiatives and product innovation
- Fourth largest provider of ETFs/index funds in Europe[3]
- Growing European and Asia mandates



AuM in CHF bn
+57%
37
58
+26%
42
53
+58%
36
57
11
Alts-lite
+50%
14
21
13
Alts-lite
+55%
91
140
2015
3Q20

Percentage of weighted AuM returning above benchmark[4]

Business	1 year	5 year
Credit Investments Group	83%	91%
Global Real Estate	61%[5]	52%[5]
Fixed Income	71%	78%
Equities	84%	95%
Index Solutions	Not applicable	

1 Source: ANREV/INREV/NCREIF Fund Manager Survey 2020 2 Represents inception to date performance net of fees for Class B shares. Source: FundGateway/Factsheets as of October 2020
3 Source: Morningstar as of August 31, 2020 4 Source: CSAM Investment Performance Reporting as of October 31, 2020. Refers to performance relative to benchmark gross of fees for funds only (except for CIG which also includes mandates). Benchmarked against its individual benchmarks as set out in the fund IMA or prospectus 5 Refers to Swiss Real Estate funds only

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 16

❷ Expand alternatives and private markets offerings

Asset class (examples)

Asset class	Offering	
Credit	▪ **Private Credit Opportunities**	In partnership with the Qatar Investment Authority
	▪ **CLO Equity Fund**	CIG final close Edition CLO Opportunity fund (USD 265 mn)
	▪ **European Credit Strategies**	Liquid credit trading strategy
Private Equity	▪ **NEXT Investors**	Long-term track record and well-known to investors
	▪ **Thematic Equity Private Markets**	Leverage established team with >CHF 10 bn in AuM
Real Estate	▪ **Logistics Property Partners**	Value-add strategy with core plus features
	▪ **International Property business**	Actively managed with exposure across all regions
Private Fund Group	▪ **Fund placement**	Established in 1994; USD 579 bn raised for 411 funds
	▪ **Directs and secondary solutions**	Increasing connectivity with Wealth Management

Ambition of ~CHF 10 bn net new asset generation in the next 2-3 years with average management fees of 1-2% and performance fees of 10-20%

CREDIT SUISSE
Positioning Asset Management for long-term growth
December 15, 2020
17

❸ Continued focus on ESG

ESG Acceleration

Strong progress in **integrating ESG criteria** into AM portfolio and risk processes

- Exclusions and Integration
- Active Ownership
- ESG reporting[1]

ESG Value Proposition

Launched various sustainable investment solutions

- Announced partnership with Equilibrium Capital to jointlly manage a platform that provides investors with sustainable infrastructure and resource managment projects
- ESG Index products

Current focus

ESG Leadership

Ambition to become a **leader for sustainable investment solutions** and continue to invest into platform and resources

- Scale up of active ownership and proxy voting activities
- Partnering group-wide with SRI
- A leading powerhouse in Swiss, European and Global Real Estate products – named global sector leader by GRESB green property® GRESB

Ambition to grow ESG AuM base driven by ESG integration efforts and new product launches

1 Neue Zürcher Zeitung (NZZ) mentioned our transparency efforts in our ESG factsheets in a positive way on August 15, 2020

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 18

❹ Leverage Wealth Management for distribution

Significant AuM growth from WM since 2016

AM Operating Business[1] AuM sourced through WM channels
in CHF bn


+63%
65
40
2016
9M20

Collaboration priorities

- Growth in AuM sourced through WM channels since the end of 2016 of **63% exceeded overall growth in AM Operating Business**[1]
- Expand focus on **alternatives and private market products**, e.g. NEXT Fintech Private Equity
- Continue efforts on both **Index and actively-managed portfolio offerings**
- In **partnership with IS&P**, continue engagement to align demand for House View solutions with AM product suite
- **AM Product Specialists** closely aligned with advisory & sales and RMs

Increase AM/WM collaboration across alternative and private market offerings (ambition of >CHF 1 bn NNA per year)

1 Excluding Investments & Partnerships

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 19

Positioning Asset Management for long-term growth

We have made **significant progress since 2015**

Our globally diversified and scaled platform is the **right model for the future**

- World-class franchises
- Alternatives and private markets
- Differentiated performance
- Diversified mix of institutional and private clients
- Reduce reliance on Investments & Partnerships

Medium-term RoRC† ambition greater than 40%

† RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 20

 Appendix  21  December 15, 2020

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE Positioning Asset Management for long-term growth December 15, 2020 22

   Notes (2/2)  23  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

   Brian Chin, CEO Investment BankDecember 15, 2020  Credit Suisse Investor Update 2020Driving sustainable Investment Bank returns

 Disclaimer  2  December 15, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our media release relating to the Investor Update published on December 15, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2020 or the full year 2020 and is subject to change, including as a result of any normal quarterly or yearly adjustments in relation to the financial statements. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2020 and full year 2020 will be included in our 4Q20 Earnings Release and our 2020 Annual Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 2020. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including results excluding certain items included in our reported results, return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Update presentations, published on December 15, 2020, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 3  December 15, 2020  The newly integrated Investment Bank builds on strengths to deliver growth      AlphaGrowth            Position For The Future      ExpandConnectivity to Group          Increase Collaboration      Integrated Investment Bank                Maximize Existing Franchise      Technology  Operational Excellence  Talent & Diversity

   4  December 15, 2020  The organizational design of the Investment Bank is founded on integration and globalization…  Develops and distributes products to clients in partnership with key stakeholders  APAC  IWM   SUB  Global Trading Solutions (GTS)  SRI  Consolidated capital markets origination, execution and syndication  Created midcap M&A venture with IWM  Elevated focus on M&A advisory to better position for growth  Combined ITS and APAC Solutions to form GTS to globalize institutional-style wealth solutions  Globalized Fixed Income and Equity Sales and Trading platforms  Launched Global Research in SRI to deliver thematic research across private and public markets              Global Trading Solutions (GTS)   Equity S&T  Advisory   Fixed Income S&T  Capital Markets

…with >75% of revenues generated by Top 6 ranked businesses and market leading franchises across the platform

Banking	Fixed Income	Equities
Share up ~90bps vs. 2019[1]	**#1** Asset Finance[2]	**Share up 75bps YoY** Global Cash Equities[7]
#1 Global IPOs[1]	**#1** Structured Credit[3]	**#2** EuroHedge Prime Brokerage[8]
#1 Sponsors Leveraged Finance[1]	**#1** Leveraged Finance Trading[4]	**#3** AsiaHedge Prime Brokerage[8]
#2 Institutional Loans[1]	**#1** Pass-Through Trading[5]	**#4** US Prime Brokerage[8,9]
Top 5 Announced M&A[1]	**#1** IG and HY CDS Trading[6]	**Top 5** Global Cash Equities[7]

The Banker Investment Banking Awards 2020

Investment Bank of the Year for Securitization

Investment Bank of the Year

Investment Bank of the Year for Equity Derivatives

1 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume 2 Thomson Reuters F20A All US Securitizations 2020 YTD as of October 31, 2020 3 Bloomberg for the 9M period ending September 30, 2020 4 Coalition Competitor Analytics for the 6M period ending June 30, 2020, peers include Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley, Société Générale and UBS. Results analyzed according to CS's Global Credit product taxonomy and ranking based on CS' own revenues; includes Americas and EMEA 5 Tradeweb for the 9M period ending September 30, 2020 (US) 6 Bloomberg for the 9M period ending September 30, 2020 (US) 7 Third Party competitive analysis for the 6M period ending June 30, 2020 8 2020 surveys based on FY 2019 results 9 Absolute Return

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
5

 6  December 15, 2020  The integrated Investment Bank’s diversified business mix has led to reduced revenue volatility  Diversified revenue streams…  By Product  ByType  Revenue, 2018-9M20, in USD terms  …leading to significantly reduced volatility of revenue    Total investment banking revenues1,2 volatility   Quarterly revenue (2018 – 9M20) coefficient of standard variation  Source: Company financials from 1Q18 to 3Q20, converted to USD using average exchange rates; Industry includes Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, HSBC, JP Morgan, Morgan Stanley, Société Générale and UBS; Goldman Sachs excluded given no quarterly disclosures pre-4Q18 1 Include Fixed Income Sales and Trading, Equity Sales and Trading and Advisory and Underwriting revenues; no Equity Sales and Trading revenues for Deutsche Bank; no Advisory and Underwriting revenues for HSBC, BNP Paribas and Société Générale 2 Credit Suisse and UBS exclude mark-to-market impacts in 1Q-3Q and 1Q-2Q, respectively

 7  December 15, 2020  Strategic investments coupled with a supportive market environment driving strong YoY PTI growth…  Expect to extract efficiencies from integration to generate >USD 100 mn of gross cost savings from restructuring program    Continued investment in people and technology to support growth    Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see the Appendix of the CEO and CFO Investor Update presentations    Robust top-line growth driving significant PTI increase  Adjusted pre-tax income in USD mn  +90%  8.6  8.2  9.4  Net revenuesin USD bn  +47%

 8  December 15, 2020  …despite large increase in provision for credit losses, which is expected to normalize going forward…  Provision for credit lossesin USD mn  447  CECL  Specific  Significant uptick in credit loss provisioning driven by: Increase in specific provisionsIncrease in CECL provisions driven by COVID-19 related impactSubject to market conditions, provisioning expected to normalize, albeit with a wide range of outcomes

…and while leveraging the consolidated capital base to enhance efficiency and returns

Transformation of Investment Bank capital consumption brings the business in-line with medium-term Group ambition



Investment Bank[1]
3Q15
Credit Suisse Group Average Capital[2]
43%
57%
Rest of Group
Investment Bank
3Q20
Credit Suisse Group Average Capital[2]
33%
67%
Rest of Group

- The consolidated, **integrated IB** capital pool enables:
  - Greater **velocity of capital**
  - **Dynamic allocation** of capital towards emerging opportunities
  - Better alignment of capital with **long-term strategic objectives**
- ~1/3 of Group capital allocation ambition ensures **capital discipline**

1 For the purposes of this 3Q15 chart, includes GM, IBCM, APAC Markets and SRU 2 Based on the average of 10% of RWA and 3.5% of leverage exposure from Group total (Group leverage exposure without the temporary exclusion of cash held at central banks)

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
9

Following steady decline, market revenue pool on pace to be the highest since 2010…



Investment banking market revenue pool[1]
in USD bn
300
271
253
239
290
227
Coalition 4Q Forecast
Banking
Equity S&T
Credit
Macro
25%
21%
22%
32%
28%
23%
17%
32%
32%
25%
15%
29%
33%
23%
16%
28%
29%
20%
16%
36%
2010
2011-14 Ann. avg.
2015-18 Ann. avg.
2019
9M20



Credit Suisse Investment Bank net revenues[2]
in USD mn
+18%
6,239
7,381
Banking
Equity S&T
Fixed Income S&T
30%
28%
42%
28%
26%
46%
9M19
9M20

1 Source: Coalition Global Revenue Pool analysis as of November 30, 2020. Revenue pools analyzed according to Coalition standard taxonomy 2 Product mix excludes Other; Total net revenue figure includes Other

CREDIT SUISSE Driving sustainable Investment Bank returns December 15, 2020 10

…and while market growth has been geared towards Macro, CS business mix is well positioned to perform in post-COVID-19 market environment…

Investment banking market revenue pool[1]
in USD bn



+25%
181
31
15
227
Banking
57
65
Equity S&T
44
46
Credit
30
36
Macro
50
81
67% of increase from Macro
9M19
Macro
Other products
9M20

YoY %		Revenue pool outlook[1]	Competitive position/ business strategy
+14%	Banking	M&A **recovery**; Capital Markets **shift towards Lev Loans**, lower IG DCM	**Top 5** Announced M&A[2] **#2** Institutional Loans[2]
+4%	Equity S&T	**Steady** Equity S&T	**Top 5** Global Cash Equities[3]
+19%	Credit	**Normalized** Credit environment with **improvement in SP**	**#1** Asset Finance[4] **#1** Lev Fin Trading[5]
+61%	Macro	**Normalized** Macro environment	**Niche** Macro offering tailored to WM clients and supporting Institutional clients

1 Source: Coalition Global Revenue Pool analysis as of November 30, 2020. Revenue pools analyzed according to Coalition standard taxonomy 2 Dealogic 2020 YTD as of December 11, 2020 (Global); M&A based on volume 3 Third Party competitive analysis for the 6M period ending June 30, 2020 4 Thomson Reuters F20A All US Securitizations 2020 YTD as of October 31, 2020 5 Coalition Competitor Analytics for the 6M period ending June 30, 2020, peers include Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley, Société Générale and UBS. Results analyzed according to CS's Global Credit product taxonomy and ranking based on CS' own revenues; includes Americas and EMEA

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
11

…with continued focus on delivering institutional-style solutions to Wealth Management clients through GTS



Corporate clients
Swiss Universal Bank
International Wealth Management
Wealth Management clients
GTS
Asia Pacific
Investment Bank
Institutional clients

GTS is the continuation of a successful journey and was formed to…

- Support delivery of **enhanced divisional profitability** through scale effects and increased efficiencies
- Align incentives to **continue global collaboration** growth across IB, APAC, IWM and SUB
- Operate all markets and financing businesses with a **consistent risk management and risk appetite approach**
- Capitalize on a **unified platform** to increase revenues and reduce inefficiencies

Bank for Entrepreneurs

- Integrated wealth and corporate coverage
- Address complex range of private wealth and corporate needs including all financing and hedging needs
- Aligned incentives with the wealth management divisions

Investment Engine

- Deliver alpha in a zero/low rate environment
- Consolidated and streamlined product manufacturing and distribution capabilities to maximize client benefits
- Access to exclusive thematic products
- Originate to distribute model

GTS revenues as % of IB revenues[1]

in USD terms



12%
13%
15%
18%
2017
2018
2019
9M20

Structured products penetration[2]

% of AuM



3.1%
3.8%
4.3%
4.6%
6.9%
2017
2018
2019
9M20
Peers top quartile[3]

1 Excludes GTS revenues reported within the WM-related divisions 2 Reflects the share of structured products as percentage of AuM across UHNW, HNW and entry-HNW clients in SUB PC, IWM PB and APAC as well as External Asset Managers in SUB C&IC 3 2019 McKinsey private banking survey

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
12

         13  December 15, 2020  The Investment Bank’s client-centric strategy positions the franchise ahead of trends to capture market growth…    Transition from public to private markets                              Market trends  Investment Bank strategy            Focus on ESG for Corporates and Investors      Rapid growth in Tech/Healthcare banking fee pools       Onshore China expansion opportunity              Increased prominence of electronic trading across asset classes       Untapped credit markets opportunity                                                                                        Expand MD coverage footprint and increase connectivity with VCs and founders  Expand coverage of private issuers and leverage access to private capital across UHNW investor base  Support energy transition by creating distinctive service offering targeting infrastructure and renewable growth  Invest to build out new product distribution and trading capabilities  Deliver cross-asset electronic trading in targeted products leveraging Equities solutions and Fintech partnerships  Enter new markets and expand Asset Finance to new asset classes

…partnering across the Bank to lead in ESG products and advisory services

- Developing an IB-wide ESG strategy in coordination with SRI and Wealth Management divisions
- Committed to being a partner to our clients and to helping facilitate their sustainability goals
- Committed to aligning IB footprint to support the objectives of the Paris Agreement by increasing lending to support energy transition
- Establishing an ESG Center of Excellence to centralize common needs for all businesses within the IB
- Each business line within the IB has its own ESG strategy and measures, overseen by an IB ESG Steering Committee
- Already seeing early successes in assisting our corporate and institutional clients in their sustainability strategies nrg

USD 900 mn[1]
Senior Secured Notes

2.450% Notes due 2027 (Sustainability Linked Bond)

Joint Active bookrunner
Nov. 2020

USD 125 mn

Private Placement

Placement agent
Nov. 2020

STAR PEAK

USD 384 mn SPAC IPO	USD 1.35 bn Merger with **stem**
Lead left Bookrunner	USD 225 mn PIPE financing
Aug. 2020	Pending

Smurfit Kappa

USD 784 mn

Follow-on offering

Global coordinator
Nov. 2020

1 Total offering was USD 3.8 bn (USD 900 mn P-Caps, USD 1.4 bn Senior Secured Notes, USD 1.5bn Senior Unsecured Notes)

CREDIT SUISSE Driving sustainable Investment Bank returns December 15, 2020 14

Investing in relationships, people and culture to enhance operational excellence

Winning culture

Employees focus on **building trust** with clients[1]



+13pp
88%
Industry benchmark
CS IB

Employees operate with **full ownership and accountability**[1]



+13pp
85%
Industry benchmark
CS IB

Operational excellence

- Aspire to operational excellence across the Investment Bank
- Monitor risks through effective partnership between business and control functions
- Prioritize automation, preventative controls, data integrity and supervision
- Require principled and ethical behavior with a full awareness of controls, policies and procedures

1 Internal pulse survey completed in June 2020; analytics provided by Karian and Box; industry benchmark reflects data from 12 Financial Services organizations

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
15

 16  December 15, 2020  The Investment Bank’s path to sustainable returns is achievable  † RoRC is a non-GAAP financial measure, see Appendix; RoRC based on USD 1 In the medium term   Adjusted return on regulatory capital†    RoRC † ambition110-15%    Restructured and newly reintegrated businessDiversified revenue and reduced earnings volatilityBusiness mix that is positioned to perform well in post-COVID-19 market environmentExpect normalized credit loss provisionsDisciplined investment in people, capital and technology focused on top-line revenue growthSignificant further upside from Wealth Management collaboration model

 17  December 15, 2020  Appendix

Notes (1/2)

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **PTI margin** = pre-tax income / net revenues
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- **FX impact**, unless otherwise noted, is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Banking** for the Investment Bank is defined as its capital markets and advisory franchises

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
For end-4Q15, tangible shareholders' equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders' equity of CHF 44,382 mn as presented in our balance sheet.
For end-1Q16, tangible shareholders' equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet.
For end-2Q16, tangible shareholders' equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders' equity of CHF 44,962 mn as presented in our balance sheet.
For end-3Q16, tangible shareholders' equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders' equity of CHF 44,276 mn as presented in our balance sheet.
For end-4Q16, tangible shareholders' equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders' equity of CHF 41,897 mn as presented in our balance sheet.
For end-1Q17, tangible shareholders' equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet.
For end-2Q17, tangible shareholders' equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders' equity of CHF 43,493 mn as presented in our balance sheet.
For end-3Q17, tangible shareholders' equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,858 mn as presented in our balance sheet.
For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet.
For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet.
For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet.
For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet.
For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.

CREDIT SUISSE
Driving sustainable Investment Bank returns
December 15, 2020
18

Notes (2/2)  19  December 15, 2020  For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet.   AbbreviationsABS = Asset Backed Securities; ACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AI = Artificial Intelligence; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; Avg. = Average; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; CAGR = Compound Annual Growth Rate; CARMC = Capital Allocation & Risk Management Committee; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CDS = Credit Default Swap; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate and Institutional Clients; C/I = Cost/Income; CIG = Credit Investments Group; CIO = Chief Investment Officer; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk and Compliance Officer; CSO = Chief Sustainability Officer; CSR = Corporate Social Responsibility; CSX = Credit Suisse X; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DPB = Digital Private Banking; ECM = Equity Capital Markets; EM Credit = Emerging Market Credit; EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; ExB = Executive Board of Directors; Excl. = Excluding; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental Review of the Trading Book; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GRESB = Global ESG Benchmark for Real Assets; GTS = Global Trading Solutions; HY = High Yield; I&P = Investments & Partnerships; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; ICBCCS = ICBC Credit Suisse Asset Management; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMF = International Monetary Fund; IPO = Initial Public Offering; IS&P = Investment Solutions & Products; ITS = International Trading Solutions; IWM = International Wealth Management; L/S = Long/Short; Lev Fin = Leveraged Finance; LGBT = Lesbian, Gay, Bisexual, and Transgender; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MSCI = Morgan Stanley Capital International; NAB = Neue Aargauer Bank; NGO = Non-governmental organization; NII = Net interest income; NNA = Net new assets; NPA = Non-performing assets; o/w = of which; OpRisk = Operational Risk; p.a. = per annum; PACTA = Paris Agreement Capital Transition Assessment; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PCO = Private Credit Opportunities; PCR = Position & Client Risk; PE = Private Equity; PPP = Purchasing Power Parity; PTI = Pre-tax income; RE = Real Estate; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Security; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SASB = Sustainability Accounting Standards Board; S&T = Sales and Trading; SIX = Swiss Infrastructure and Exchange; SME = Small and Medium-Sized Enterprises; SoW = Share of Wallet; SP = Securitized Products; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too big to fail; TBVPS = Tangible Book Value Per Share; TFCD = Task Force on Climate-related Financial Disclosures; (U)HNW = (Ultra) High Net Worth; (U)HNWI = (Ultra) High Net Worth Individuals; UN SDG = United Nations Sustainable Development Goals; VCs = Venture Capitalists; YoY = Year over year; YTD = Year to Date

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: December 15, 2020
By:
/s/ Flavio Lardelli
Flavio Lardelli
Director
By:
/s/ Annina Müller
Annina Müller
Vice President